Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208604

GENERAL ELECTRIC COMPANY

Offer to Exchange up to

5,944,250 Shares of our 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D

(Liquidation Preference $1,000 per Share)

for

2,777,625 Shares of our 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A

(Liquidation Preference $1,000 per Share) (CUSIP No. 369604 BM4)

2,072,525 Shares of our 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

(Liquidation Preference $1,000 per Share) (CUSIP No. 369604 BN2)

1,094,100 Shares of our 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C

(Liquidation Preference $1,000 per Share) (CUSIP No. 369604 BP7)

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JANUARY 19, 2016 UNLESS THE EXCHANGE OFFER

IS EXTENDED OR TERMINATED.

•	Exchange Offer. We are offering to exchange one share of our 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, registered hereunder, which we refer to as the “New Preferred Stock,” for each outstanding share of our (i) 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”), (ii) 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”) and (iii) 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, which were issued on December 3, 2015 and which we collectively refer to as the “Old Preferred Stock,” and together with the New Preferred Stock, the “Preferred Stock.” In addition, we will pay each holder of the Series A Preferred Stock a cash payment of $10.00 per share of Series A Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer and each holder of the Series B Preferred Stock a cash payment of $5.00 per share of Series B Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer.

•	Dividends. We will pay, to the extent of lawfully available funds, dividends on the New Preferred Stock, when, as and if declared by our board of directors (the “Board”) (or a duly authorized committee thereof). Dividends on the New Preferred Stock, as in the case of the Old Preferred Stock, will not be cumulative and will not be mandatory. During the Fixed Rate Period (as defined herein), dividends will be payable at a rate of 5.00% per annum, semi-annually, in arrears, on June 15 and December 15 of each year, beginning on June 15, 2016, except that the final dividend payment with respect to the Fixed Rate Period will be payable on January 21, 2021. Dividends on the New Preferred Stock will accrue from the date of completion of the exchange offer (expected to be January 20, 2016, unless the exchange offer is extended). Participating holders tendering Old Preferred Stock that we accept will receive a cash payment equivalent to a dividend accruing at the 5.00% per annum fixed dividend rate of the New Preferred Stock from December 15, 2015 to the completion of the exchange offer. During the Floating Rate Period (as defined herein), which will begin on January 21, 2021, dividends will be payable at a floating rate equal to three-month LIBOR plus a spread of 3.33% per annum, quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2021.

•	Redemption. We may redeem any of the New Preferred Stock, at our option, to the extent of lawfully available funds, in whole or in part, from time to time, on any dividend payment date on or after January 21, 2021 at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends to, but not including, the redemption date of the New Preferred Stock.

Terms of the Exchange Offer

•	The exchange offer will expire at 12:00 midnight, New York City time, at the end of the day on January 19, 2016, unless we extend or terminate it (such date, as extended, the “Expiration Date”). The Expiration Date of this exchange offer will be at least 20 business days after the commencement of the exchange offer, in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	We will exchange shares of New Preferred Stock (and cash, as applicable) for all outstanding shares of Old Preferred Stock that are validly tendered (and not validly withdrawn) and accepted by us if all the conditions to this exchange offer are satisfied or waived. There is no record date for participating in this exchange offer.

•	Shares of Old Preferred Stock validly tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, on the Expiration Date and, unless we have previously accepted such shares pursuant to the exchange offer, may also be validly withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer, which date shall be February 17, 2016. Once we accept such shares of Old Preferred Stock validly tendered pursuant to the exchange offer, your tender is irrevocable.

•	The shares of New Preferred Stock that we will issue in exchange for your outstanding shares of Old Preferred Stock will be identical to your Old Preferred Stock, except that the dividend rates on the New Preferred Stock will be higher, and the first available redemption date will be January 21, 2021.

You should read carefully the terms and conditions of the exchange offer described in this prospectus. None of General Electric Company, its directors or officers or the dealer manager makes any recommendation as to whether you should tender all, some or none of your shares of Old Preferred Stock. You must make your own decision after reading this document and consulting with your advisors.

Before participating in this exchange offer, please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and all subsequent filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, as well as the additional risk factors contained in this prospectus beginning on page 17.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

BofA Merrill Lynch

The date of this prospectus is January 15, 2016.

i

WHERE YOU CAN FIND MORE INFORMATION

General Electric Company (“GE”) is subject to the informational requirements of the Exchange Act and files with the SEC the required Proxy Statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You may read and copy any document GE files at the SEC’s public reference room in Washington, D.C. at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. GE’s SEC filings are also available to the public at no charge from the SEC’s website at www.sec.gov.

GE’s common stock is listed on the New York Stock Exchange (“NYSE”) and trades under the symbol “GE.” GE incorporates by reference into this prospectus certain documents GE has filed with the SEC, which means that GE can disclose important information to you by referring you to those documents.

In addition, later information that GE files with the SEC will automatically update and supersede that information as well as the information contained in this prospectus. The information incorporated by reference is an important part of this prospectus.

GE incorporates by reference the documents listed below and any filings made by GE with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this prospectus to the date that this offering is terminated or expires (except for information in these documents or filings that is deemed “furnished” to the SEC).

•	Annual Report on Form 10-K of GE for the year ended December 31, 2014, as updated by Current Reports on Form 8-K of GE filed May 8, 2015 and August 7, 2015.

•	Definitive Proxy Statement of GE on Schedule 14A filed on March 10, 2015.

•	Quarterly Reports on Form 10-Q of GE for the quarters ended March 31, 2015 (as amended on Form 10-Q/A of GE filed May 15, 2015), June 30, 2015 and September 30, 2015.

•	Current Reports on Form 8-K of GE filed February 11, 2015, April 10, 2015, April 27, 2015, May 27, 2015, May 28, 2015, June 10, 2015, July 6, 2015, September 21, 2015 (both), October 5, 2015 (both), October 16, 2015 (both), October 19, 2015, October 20, 2015, October 23, 2015, October 26, 2015, November 23, 2015, November 30, 2015, December 3, 2015 and December 17, 2015.

You should read this entire prospectus (including the information incorporated by reference) and any amendments or supplements carefully before making your decision whether to participate in this exchange offer.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of GE since the date of this prospectus.

Documents incorporated by reference herein are available, without charge, upon written or oral request to the information agent, Georgeson Inc., at 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, by phone at (800) 676-0098 (toll-free for shareholders, banks, and brokers) or (781) 575-2137 (all others outside the U.S.), or via e-mail at GEOffer@georgeson.com. In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer, which date, for the avoidance of doubt, shall be January 11, 2016, unless the exchange offer is extended or terminated.

Except as described above or elsewhere in this registration statement, no other information is incorporated by reference in this prospectus (including, without limitation, information on our website).

QUESTIONS AND ANSWERS

The following are some questions that you, as a holder of Old Preferred Stock, may have about this exchange offer. We urge you to read carefully the remainder of this prospectus because the information in this section does not provide all the information that may be important to you with respect to the exchange offer and the issuance of the New Preferred Stock.

Q: Why are you conducting the exchange offer?

A: In connection with the previously announced and completed Reorganization (as defined herein), on December 3, 2015, we issued the Old Preferred Stock to investors who previously held General Electric Capital Corporation’s (“GECC”) preferred stock. Based on investor feedback, we are conducting this exchange offer pursuant to which holders of the Old Preferred Stock will have the option (but not the obligation) to exchange their shares of Old Preferred Stock for shares of New Preferred Stock with new terms, together with, in the case of holders of Series A Preferred Stock and Series B Preferred Stock, a cash payment. See “The Exchange Offer—Purpose of the Exchange Offer.”

Q: What are the differences between the terms of the New Preferred Stock and the Old Preferred Stock?

A: The New Preferred Stock that we will issue you in exchange for your Old Preferred Stock will be identical to your Old Preferred Stock, except that the dividend rates on the New Preferred Stock will be higher than the dividend rates on the Old Preferred Stock, and the first available redemption date, which is also the date on which the Floating Rate Period commences, is earlier for the New Preferred Stock than for each series of the Old Preferred Stock. See “The Exchange Offer—Comparison of Stockholder Rights.”

Q: How do I tender my shares of Old Preferred Stock if I have made a written demand for appraisal rights?

A: If you have made or make a valid written demand for appraisal rights with respect to the GECC MergeCo Preferred Stock (as defined herein) you held immediately prior to the Merger (as defined herein), your shares of Old Preferred Stock will be held on the books of Computershare, as transfer agent, and not through The Depository Trust Company (“DTC”), as described below. Therefore, in order for your Old Preferred Stock to be tendered, you or your registered holder must submit a letter of transmittal to Computershare, who is also acting as our exchange agent in connection with this exchange offer. Upon consummation of the exchange offer, your ownership of shares of New Preferred Stock received in exchange for your outstanding shares of Old Preferred Stock will be held through Computershare, as transfer agent. In order to have your shares of New Preferred Stock held through DTC instead, you must contact the registered holder and instruct it to transfer your shares from Computershare to DTC. If you participate in the exchange offer and we accept your outstanding shares of Old Preferred Stock in exchange for New Preferred Stock, you will, as a matter of Delaware law, effective upon our acceptance of your tendered shares of Old Preferred Stock and without any further action on your part, relinquish any appraisal rights you may have under Delaware law with respect to any shares of GECC MergeCo Preferred Stock you held immediately prior to the Merger in which the Old Preferred Stock was issued, and will have thereby automatically withdrawn any outstanding demand for appraisal rights you have made or make with respect thereto. See “The Exchange Offer—Procedures for Tendering Old Preferred Stock—Proper Execution and Delivery of Letters of Transmittal.”

Q: How do I tender my shares of Old Preferred Stock that are held through DTC?

A: If you hold your shares of Old Preferred Stock through a financial institution (e.g., a broker, dealer, commercial bank, trust company or other nominee) and you wish to participate in this exchange offer, you should, to the extent you have not already received instructions from them, contact such financial institution and instruct them to tender your shares of Old Preferred Stock on your behalf. In this situation, do not complete the letter of transmittal because such financial institution will effect such tender through DTC by electronically transmitting your acceptance of the exchange offer through DTC’s Automated Tender Offer Program (“ATOP”). Then, upon consummation of the exchange offer, your ownership of shares of New Preferred Stock received in exchange for your outstanding shares of Old Preferred Stock will be held through DTC. See “Summary—Procedures for Tendering Old Preferred Stock.”

Q: Will I receive an accrued dividend payment?

A: Participating holders tendering Old Preferred Stock that we accept will receive a cash payment equivalent to a dividend accruing at the 5.00% per annum fixed dividend rate of the New Preferred Stock from December 15, 2015 to the completion of the exchange offer (expected to be January 20, 2016, unless the exchange offer is extended).

Q: What are the U.S. federal income tax consequences of participating in the exchange offer?

A: Except to the limited extent described in detail under the heading “Material U.S. Federal Income Tax Consequences—U.S. Holders—The Exchange Offer,” you will generally not recognize income, gain or loss for U.S. federal income tax purposes in connection with the exchange offer, other than the recognition of gain, but not loss, up to the amount of cash received in exchange for your Old Preferred Stock.

The material U.S. federal income tax consequences of participating in the exchange offer are described in more detail under the heading “Material U.S. Federal Income Tax Consequences.” The tax consequences to you will depend upon your particular facts and circumstances. You should consult your tax advisor for a full understanding of the federal, state, local and non-U.S. income and other tax consequences of participating in the exchange offer.

SUMMARY

This summary highlights important information contained elsewhere in this prospectus. You should carefully read this prospectus and the documents incorporated by reference to understand fully our business and the terms of our Preferred Stock as well as the tax and other considerations that are important to you in making your investment decision. You should consider carefully the “Risk Factors” section beginning on page 17 of this prospectus to determine whether an investment in the New Preferred Stock is appropriate for you. Unless the context otherwise requires, references in this prospectus to “GE,” the “Company,” “we,” “us” and “our” refer to General Electric Company and its subsidiaries. For further information about us, see “Where You Can Find More Information.”

Company Overview

GE, a New York corporation, is a global digital industrial company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. With products and services ranging from aircraft engines, power generation and oil and gas production equipment to medical imaging, financing and industrial products, GE serves customers in approximately 175 countries and employs approximately 305,000 people worldwide. Since its incorporation in 1892, GE has developed or acquired new technologies and services that have considerably broadened and changed the scope of its activities.

GE’s address is 1 River Road, Schenectady, NY, 12345-6999 and our telephone number is (518) 385-2211; we also maintain executive offices at 3135 Easton Turnpike, Fairfield, CT 06828-0001 and our telephone number there is (203) 373-2211.

Old Preferred Stock

Issuance

On December 3, 2015, in connection with our previously announced plan, which we refer to as the “GE Capital Exit Plan,” to sell most of the assets of GECC and the related internal realignment and reorganization of GECC’s businesses (the “Reorganization”), we issued, through a series of transactions in connection with the Reorganization, the Old Preferred Stock to investors who previously held GECC’s preferred stock. The Old Preferred Stock is not listed for trading on any stock exchange or available for quotation on any national quotation system. As of the date hereof, there are 2,777,625 shares of Series A issued and outstanding, 2,072,525 shares of Series B issued and outstanding and 1,094,100 shares of Series C issued and outstanding.

First Dividend Payment

On December 15, 2015, we paid a dividend on the Old Preferred Stock, to the holders of record thereof as of December 3, 2015, in the amounts of $1.33 per share (with respect to Series A), $1.37 per share (with respect to Series B) and $1.40 per share (with respect to Series C). Dividends on the New Preferred Stock accrue from the date of completion of the exchange offer (expected to be January 20, 2016, unless the exchange offer is extended). Participating holders tendering Old Preferred Stock that we accept will receive a cash payment equivalent to a dividend accruing at the 5.00% per annum fixed dividend rate of the New Preferred Stock from December 15, 2015 to the completion of the exchange offer.

Trading Market and Price

As of the date hereof, there are 2,777,625 shares of the Series A issued and outstanding, 2,072,525 shares of the Series B issued and outstanding and 1,094,100 shares of the Series C issued and outstanding. The market price of the Old Preferred Stock is subject to fluctuation. The Old Preferred Stock is not listed for trading on any stock exchange or available for quotation on any national quotation system. The following table describes the per share range of high and low over-the-counter sales prices, as reported by the Trade Reporting and Compliance Engine (a vehicle that facilitates the mandatory reporting of over the counter secondary market transactions in eligible fixed income securities) (“TRACE”), for each series of Old Preferred Stock from December 3, 2015, the date of issuance, through December 30, 2015.

	Reported TRACE Sales Prices for Old Preferred Stock(1)
	High	Low
Series A	$102.400	$86.378
Series B	$103.150	$86.872
Series C	$102.000	$85.900

(1)	Reported sale prices include retail trades of small share amounts and may also reflect cash amounts offered as consideration in the exchange offer, and no representation is made that individual reported sale prices represent established market values.

Recent Transactions in Old Preferred Stock

Based on the information available to GE as of the date hereof, the following table sets forth the transactions in Old Preferred Stock by GE and directors and executive officers of GE since December 3, 2015, the date of issuance of the Old Preferred Stock:

Name	Transaction Date	Number and Type of Securities	Price per Share	Type of Transaction
Douglas A. Warner III	December 3, 2015	1,851 shares of Old Preferred Stock, Series A, $1.00 par value per share, with a liquidation preference of $1,000 per share	—	Receipt of shares of Old Preferred Stock, pursuant to the Merger, for 15 shares of GECC MergeCo Preferred Stock, Series A, $0.01 par value per share, with a liquidation preference of $100,000 per share

Comparison of Stockholder Rights

The New Preferred Stock that we will issue you in exchange for your Old Preferred Stock will be identical to your Old Preferred Stock, except that the dividend rates on the New Preferred Stock will be higher than the dividend rates on the Old Preferred Stock, and the first available redemption date, which is also the date on which the Floating Rate Period commences, is earlier for the New Preferred Stock than for each series of the Old Preferred Stock.

SUMMARY OF THE EXCHANGE OFFER

We are offering to exchange shares of our New Preferred Stock for all outstanding shares of Old Preferred Stock, on a one-for-one basis, together with, in the case of holders of Series A Preferred Stock and Series B Preferred Stock, a cash payment. In order to exchange your outstanding shares of Old Preferred Stock, such shares must be validly tendered (and not validly withdrawn) and accepted by us.

Exchange Offer	We are offering to exchange, on a one-for-one basis, up to 5,944,250 shares of our 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D for:

(i)	2,777,625 Shares of 4.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A,

(ii)	2,072,525 Shares of 4.10% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, and

(iii)	1,094,100 Shares of 4.20% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C.

In addition, we will pay each holder of the Series A Preferred Stock a cash payment of $10.00 per share of Series A Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer and each holder of the Series B Preferred Stock a cash payment of $5.00 per share of Series B Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer.

Participating holders tendering Old Preferred Stock that we accept will also receive a cash payment equivalent to a dividend accruing at the 5.00% per annum fixed dividend rate of the New Preferred Stock from December 15, 2015 to the completion of the exchange offer.

The cash payments referenced in the paragraphs above will be funded from cash on hand, in an aggregate amount of up to approximately $67.0 million.

There is no record date for participating in this exchange offer.

Expiration Date	This exchange offer will expire at 12:00 midnight, New York City time, at the end of the day on January 19, 2016, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there has been no material change or development, which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer,

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,

•	the registration statement (of which this prospectus forms a part) is declared effective by the SEC and there is no stop order issued by the SEC suspending the effectiveness thereof,

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

•	we obtain any governmental approvals which, in our reasonable judgment, are necessary to complete this exchange offer.

There is no minimum tender or acceptance condition for this exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offer—Conditions to the Exchange Offer.”

Appraisal Rights	If you participate in the exchange offer and we accept your outstanding shares of Old Preferred Stock in exchange for New Preferred Stock, you will, as a matter of Delaware law, effective upon our acceptance of your tendered shares of Old Preferred Stock and without any further action on your part, relinquish any appraisal rights you may have under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) with respect to any shares of preferred stock (“GECC MergeCo Preferred Stock”) of GE Capital Sub 3, Inc. (“GECC MergeCo”) you held immediately prior to the merger (the “Merger”) on December 3, 2015 in which the Old Preferred Stock was issued, and will have thereby automatically withdrawn any outstanding demand for appraisal rights you have made or make with respect thereto.

Please refer to the sections of this prospectus entitled “The Exchange Offer—Procedure for Tendering Old Preferred Stock—Proper Execution and Delivery of Letters of Transmittal.”

Procedures for Tendering Old Preferred Stock	To participate in this exchange offer, you must tender your outstanding shares of Old Preferred Stock by following the procedures described in this prospectus. If you are a beneficial owner of Old Preferred Stock that is registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Old Preferred Stock in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf. In this situation, contact the institution through which you hold your shares if you have not yet received instructions.

Shares held through DTC

(Shares of Old Preferred Stock of holders thereof who made a valid written demand for appraisal rights with respect to GECC MergeCo Preferred Stock are held through Computershare, not DTC or otherwise.)

If your shares of Old Preferred Stock are held in book-entry form through the facilities of DTC, they must be tendered through DTC by your relevant DTC participant, who must electronically transmit your acceptance of the exchange offer through DTC’s ATOP system, for which the exchange offer will be eligible. Then, upon consummation of the exchange offer, your ownership of shares of New Preferred Stock received in exchange for your outstanding shares of Old Preferred Stock will also be held in book-entry form through the facilities of DTC.

Shares held through Computershare

(Shares of Old Preferred Stock of holders thereof who made a valid written demand for appraisal rights with respect to GECC MergeCo Preferred Stock are held through Computershare, not DTC or otherwise.)

If you have made or make a valid written demand for appraisal rights with respect to the GECC MergeCo Preferred Stock you held immediately prior to the Merger, your shares of Old Preferred Stock will be held on the books of Computershare, as transfer agent, and not through DTC. Therefore, in order for your Old Preferred Stock to be tendered, you or your registered holder must submit a letter of transmittal to Computershare, who is also acting as our exchange agent in connection with this exchange offer. Upon consummation of the exchange offer, your ownership of shares of New Preferred Stock received in exchange for your outstanding shares of Old Preferred Stock will be held through Computershare, as transfer agent. In order to have your shares of New Preferred Stock held through DTC instead, you must contact the registered holder and instruct them to transfer your shares from Computershare to DTC. Contact information for Computershare may be found under “The Exchange Offer—Exchange Agent” and on the back cover of this prospectus.

The completion, execution and delivery of the letter of transmittal or the electronic transmittal through ATOP will, in each case, constitute acknowledgement and agreement that you are bound by the terms of the letter of transmittal and we may enforce the terms and conditions contained in the letter of transmittal against you.

See “The Exchange Offer—Procedures for Tendering Old Preferred Stock—Proper Execution and Delivery of Letters of Transmittal.”

Withdrawal Rights	Shares of Old Preferred Stock tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the Expiration Date. Once GE accepts shares of Old Preferred Stock tendered pursuant to the exchange offer, your tender is irrevocable. Unless GE has previously accepted such shares pursuant to the exchange offer, such shares may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer, which date shall be February 17, 2016. To withdraw, you must send a written or facsimile transmission notice of withdrawal to Computershare, as exchange agent, at its address indicated under “The Exchange Offer—Exchange Agent” before 12:00 midnight, New York City time, at the end of the day on the Expiration Date.

Acceptance of Old Preferred Stock and Delivery of New Preferred Stock

We will accept any and all outstanding shares of Old Preferred Stock that are properly tendered in this exchange offer on or before 12:00 midnight, New York City time, at the end of the day on the Expiration Date, if all the conditions to the completion of this exchange offer are satisfied or waived. We will deliver New Preferred Stock to you promptly after the Expiration Date and acceptance of your Old

Preferred Stock for New Preferred Stock. Please refer to the section in this prospectus entitled “The Exchange Offer—Acceptance of Old Preferred Stock for Exchange; Delivery of New Preferred Stock.” We will return any Old Preferred Stock that we do not accept for exchange to you, without expense, promptly after the Expiration Date.

Tax Consequences	Except to the limited extent described in detail under the heading “Material U.S. Federal Income Tax Consequences—U.S. Holders—The Exchange Offer,” you will generally not recognize income, gain or loss for U.S. federal income tax purposes in connection with the exchange offer, other than the recognition of gain, but not loss, up to the amount of cash received in exchange for your Old Preferred Stock. For a discussion of the tax consequences relating to the exchange offer and to the ownership and disposition of the New Preferred Stock, see “Material U.S. Federal Income Tax Consequences” in this prospectus.

Dealer Manager	Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Exchange Agent	Computershare Inc. and its wholly owned subsidiary Computershare Trust Company, N.A. (together, “Computershare”) is serving as the exchange agent in the exchange offer.

Information Agent	Georgeson Inc. is serving as the information agent for the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Preferred Stock.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer, the trading market for your Old Preferred Stock will become more limited to the extent other holders of Old Preferred Stock participate in the exchange offer.

SUMMARY OF TERMS OF NEW PREFERRED STOCK

The following summary of the terms of the New Preferred Stock is not intended to be complete. For a more detailed description of the terms of the New Preferred Stock, see “Description of the New Preferred Stock.”

Issuer	General Electric Company

New Preferred Stock	In connection with this exchange offer, we are issuing up to 5,944,250 shares of our 5.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D, $1.00 par value, with a liquidation preference of $1,000 per share.

Exchange Ratio	Holders of Old Preferred Stock who participate in this exchange offer will be entitled to receive one share of New Preferred Stock for each outstanding share of Old Preferred Stock accepted in the exchange offer. In addition, we will pay each holder of the Series A Preferred Stock a cash payment of $10.00 per share of Series A Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer and each holder of the Series B Preferred Stock a cash payment of $5.00 per share of Series B Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer.

Comparison to Old Preferred Stock	The New Preferred Stock that we will issue you in exchange for your Old Preferred Stock will be identical to your Old Preferred Stock, except that the dividend rates on the New Preferred Stock will be higher than the dividend rates on the Old Preferred Stock, and the first available redemption date, which is also the date on which the Floating Rate Period commences, is earlier for the New Preferred Stock than for each series of the Old Preferred Stock.

Dividends	We will pay, to the extent of lawfully available funds, dividends based on the liquidation preference of the New Preferred Stock, when, as and if declared by our Board (or a duly authorized committee thereof) (1) from and including the date of completion of the exchange offer (expected to be January 20, 2016, unless the exchange offer is extended) to, but excluding, January 21, 2021 (the “Fixed Rate Period”), at a rate of 5.00% per annum, payable semi-annually, in arrears, except that the final dividend payment with respect to the Fixed Rate Period will be payable on January 21, 2021, and (2) from and including January 21, 2021 to, but not including, the redemption date of the New Preferred Stock, if any (the “Floating Rate Period”), at a floating rate equal to three-month LIBOR plus a spread of 3.33% per annum, payable quarterly, in arrears (each such rate, a “Dividend Rate”). See also “Dividend Payment Dates.” The initial dividend period during the Floating Rate Period will be from January 21, 2021 to, but excluding, March 15, 2021.

Other Dividend Terms

Dividends on the New Preferred Stock will not be cumulative and will not be mandatory. If our Board (or a duly authorized committee thereof) does not declare a dividend on the New Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date (as defined herein) or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our Board (or a duly authorized committee thereof) declares a dividend for any future dividend period on the New Preferred Stock, on any other series of the Preferred Stock or on any other series of our preferred stock or common stock, or upon a redemption in whole or in part of the New Preferred Stock.

References to the “accrual” (or similar terms) of dividends in this prospectus refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

While the New Preferred Stock remains outstanding, unless, in each case, the full dividends for the preceding dividend period on all outstanding shares of the New Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside:

•	no dividend will be declared or paid or set aside for payment and no distribution will be declared or made or set aside for payment on any junior stock, other than:

•	a dividend payable solely in junior stock, or

•	any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption, repurchase or exchange of any rights under any such plan;

•	no shares of junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us) other than:

•	as a result of a reclassification of junior stock for or into other junior stock,

•	the exchange or conversion of one share of junior stock for or into another share of junior stock,

•	through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock,

•	purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants,

•	purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan,

•	the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged; and

•	no shares of parity stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, other than:

•	pursuant to offers to purchase all, or a pro rata portion, of the New Preferred Stock and such parity stock,

•	by conversion into or exchange for junior stock,

•	as a result of a reclassification of parity stock for or into other parity stock,

•	through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock,

•	purchases, redemptions or other acquisitions of shares of the parity stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, or

•	the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged.

When dividends are not paid in full upon the shares of New Preferred Stock and any parity stock, all dividends declared upon shares of the New Preferred Stock and any parity stock will be declared on a proportional basis so that the ratio of dividends to be declared on the New Preferred Stock for the then-current dividend period to dividends to be declared on any parity stock is the same as the ratio of accrued but undeclared dividends on the New Preferred Stock for the then-current dividend period to accrued but undeclared dividends, including any accumulations in the case of parity stock that accrue cumulative dividends, on any parity stock.

Dividend Payment Dates	When, as and if declared by our Board (or a duly authorized committee thereof), dividends will be payable, to the extent of lawfully available funds, on the New Preferred Stock on the following dates (each such date, a “dividend payment date”): during the Fixed Rate Period, dividends will be payable semi-annually, in arrears, on June 15 and December 15 of each year, beginning on June 15, 2016, with the final dividend payment with respect to the Fixed Rate Period payable on January 21, 2021, and during the Floating Rate Period, dividends will be payable quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2021. The final semi-annual dividend period during the Fixed Rate Period will be from December 15, 2020 to, but excluding, January 21, 2021. The initial quarterly dividend period during the Floating Rate Period will be from January 21, 2021 to, but excluding, March 15, 2021.

Record Dates	The record date shall be the 15th calendar day before the applicable dividend payment date, or such other record date, no earlier than 30 calendar days before the applicable dividend payment date, as shall be fixed by our Board (or a duly authorized committee thereof).

Non-Business Day Dividend Payment Dates	In the event that any dividend payment date during the Fixed Rate Period on which dividends would otherwise be payable is not a Business Day (as defined herein), the dividend payment date will be postponed to the next day that is a Business Day without any adjustment to the dividend amount. In the event that any dividend payment date during the Floating Rate Period on which dividends would otherwise be payable is not a Business Day, the dividend payment date will be postponed to the next day that is a Business Day and dividends will accrue to, but exclude, the date dividends are paid. However, if the postponement would cause the dividend payment date to fall in the next calendar month during the Floating Rate Period, the dividend payment date will instead be brought forward to the immediately preceding Business Day. Dividends payable on the New Preferred Stock for the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the New Preferred Stock for the Floating Rate Period will be computed based on the actual number of days in a dividend period and a 360-day year. A “Business Day” means any weekday that is not a legal holiday in New York, New York and that is not a day on which banking institutions in New York, New York are authorized or required by law or regulation to be closed.

No Maturity	The New Preferred Stock is perpetual and does not have a maturity date, and we are not required to redeem the New Preferred Stock. Accordingly, the New Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Redemption	We may redeem any of the New Preferred Stock, at our option, to the extent of lawfully available funds, in whole or in part, from time to time, on any dividend payment date on or after January 21, 2021, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends to, but not including, the redemption date of the New Preferred Stock.

In no event will any holders of New Preferred Stock have the right to require the redemption or purchase by GE of any shares of such New Preferred Stock.

Liquidation Rights

In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the New Preferred Stock are entitled to receive a liquidating distribution of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, out of assets of GE available for distribution to stockholders before we make any distribution of assets to the holders of our junior stock. Distributions will be made only to the extent of our assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the New Preferred Stock and pro rata as to the New Preferred Stock and any other shares of our stock ranking equally as to such distribution. Holders of the New

Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

Voting Rights	None, except as required by law or expressly set forth in our Certificate of Incorporation, as amended. Our Certificate of Incorporation shall provide a vote to holders of the New Preferred Stock with respect to the right to elect certain directors in the case of certain dividend non-payments. See “Description of the New Preferred Stock—Voting Rights” below.

Ranking	Shares of the New Preferred Stock will rank senior to our common stock and pari passu with each of the other series of our Preferred Stock (including any Old Preferred Stock that remains outstanding after completion of this exchange offer) and any other class or series of our capital stock we may issue which by its terms does not expressly provide that it ranks junior to the New Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of GE. The terms of the New Preferred Stock provide that we may not issue any class or series of capital stock that, by its terms, expressly provides that it ranks senior to the New Preferred Stock with respect to the payment of dividends or distributions of assets upon liquidation, dissolution or winding up of GE. As a result, absent an amendment to our Certificate of Incorporation, as amended, which, under the New York Business Corporation Law, would require the consent of the holders of a majority of the common stock voting separately as a class and the holders of a majority of the New Preferred Stock voting together as a class with any other series of preferred stock entitled to vote thereon, we are not permitted to issue preferred stock or any other class or series of our capital stock ranking senior to the New Preferred Stock with respect to the payment of dividends or distributions of assets upon liquidation, dissolution or winding up of GE. See “Description of the New Preferred Stock—General.” We will generally be able to pay dividends and distributions only to the extent of lawfully available funds for such payment and to pay distributions upon liquidation, dissolution and winding up only after satisfaction of all claims for indebtedness and other non-equity claims.

No Listing	The New Preferred Stock, like the Old Preferred Stock, will not be listed for trading on any stock exchange or available for quotation on any national quotation system.

Preemptive and Conversion Rights	None.

Risk Factors	Please refer to “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully.

Transfer Agent, Registrar & Dividend Disbursing Agent	Computershare

Calculation Agent	The Bank of New York Mellon

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth GE’s selected historical consolidated financial information. The selected historical consolidated financial information as of and for the nine months ended September 30, 2015 and 2014 is unaudited and has been derived from GE’s unaudited historical consolidated financial statements and related notes included in GE’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015, which is incorporated by reference into this prospectus. The selected historical consolidated financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 has been derived from GE’s historical consolidated financial statements, which have been audited by KPMG LLP and are included in GE’s Current Report on Form 8-K filed August 7, 2015, which is incorporated by reference into this prospectus. The selected historical consolidated financial information at December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 has been derived from GE’s selected financial data table included in GE’s Current Report on Form 8-K filed August 7, 2015, which is incorporated by reference into this prospectus.

The data shown below are not necessarily indicative of results to be expected for any future period. You should read the following information together with GE’s audited consolidated financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in GE’s Annual Report on Form 10-K for the year ended December 31, 2014, GE’s Current Report on Form 8-K filed August 7, 2015, and GE’s unaudited condensed consolidated financial statements, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in GE’s Quarterly Report on Form 10-Q for the quarterly and nine-month periods ended September 30, 2015, which are incorporated by reference into this prospectus.

As reported by GE on November 17, 2015, GE completed the split-off of Synchrony Financial (“Synchrony”), which was reported in GECC’s Consumer business. As previously disclosed in a Current Report on Form 8-K filed on November 23, 2015, that transaction resulted in GE accepting 671,366,809 shares of its common stock in exchange for its Synchrony shares, as well as a pro forma gain, as of September 30, 2015, of approximately $3.7 billion. Synchrony’s historical results, as well as the actual gain on the transaction, will be reported as discontinued operations in the fourth quarter of 2015.

As reported by GE on November 30, 2015, GE met the criteria to classify the rest of GECC’s Consumer business as held for sale as of that date. In connection with that classification, and as anticipated by the GE Capital Exit Plan, GE expects to recognize after-tax charges in the range of approximately $0.5 billion to $1.0 billion related to the loss on disposal for that business. None of these charges are expected to result in future net cash expenditures, and the charges were included within the framework of GE’s initial GE Capital Exit Plan announcement on April 10, 2015. The charges will be partially offset by an after-tax gain of approximately $0.5 billion on the sale of our consumer finance business in Australia and New Zealand that was completed on November 25, 2015. Both the charges and the gain will be reported in discontinued operations in the fourth quarter of 2015. GE will report GECC’s Consumer business as discontinued operations beginning in the fourth quarter of 2015. Unaudited pro forma financial information giving effect to the Consumer business being classified as discontinued operations has been filed in Current Reports on Form 8-K filed on November 30, 2015 and December 17, 2015 and is incorporated by reference herein.

As described above, the Synchrony split-off resulted in a reduction in the number of outstanding GE common shares and a gain that will be reported by GE in the fourth quarter of 2015. Also, as described above, GE will report GECC’s Consumer business (including Synchrony) as discontinued operations beginning in the fourth quarter of 2015. The table below does not reflect the impact of either of these transactions on historical results as we have yet to report a period on this basis, but they will be reflected in our 2015 Annual Report on Form 10-K when filed.

	At and for the Nine Months Ended September 30,		At and for the Years Ended December 31,
(in millions, except for per share amounts)	2015	2014	2014	2013	2012	2011	2010
General Electric Company and Consolidated Affiliates
Revenues and other income	$92,731	$94,595	$132,208	$128,986	$127,891	$126,548	$128,560
Earnings (loss) from continuing operations attributable to the Company	(2,091)	8,016	12,534	11,913	11,812	12,638	12,992
Earnings (loss) from discontinued operations, net of taxes	(10,336)	2,065	2,699	1,144	1,829	1,513	(1,348)
Net earnings (loss) attributable to the Company	(12,427)	10,081	15,233	13,057	13,641	14,151	11,644
Per common share
Earnings (loss) from continuing operations—diluted	(0.21)	0.79	1.24	1.16	1.12	1.09	1.19
Earnings (loss) from discontinued operations—diluted	(1.03)	0.20	0.27	0.11	0.17	0.14	(0.13)
Net earnings (loss)—diluted	(1.23)	0.99	1.50	1.27	1.29	1.23	1.06
Earnings (loss) from continuing operations—basic	(0.21)	0.80	1.25	1.16	1.12	1.09	1.19
Earnings (loss) from discontinued operations—basic	(1.03)	0.21	0.27	0.11	0.17	0.14	(0.13)
Net earnings (loss)—basic	(1.23)	1.00	1.51	1.28	1.29	1.24	1.06
Dividends declared	0.69	0.66	0.89	0.79	0.70	0.61	0.46
Cash and equivalents	99,086		84,927	86,747	75,428	82,875	76,296
Total assets of continuing operations	459,361		466,580	464,742	476,295	484,913	479,906
Total assets	581,310		653,514	661,500	689,861	721,989	749,817
Long-term borrowings	$180,011		$199,182	$218,918	$232,743	$239,165	$288,903

RISK FACTORS

You should consider carefully the following risks relating to the New Preferred Stock, together with the risks and uncertainties discussed under “Disclosure Regarding Forward Looking Statements” and the risk factors incorporated by reference in this prospectus (including those risk factors set out in our Annual Report on Form 10-K for the year ended December 31, 2014). Neither GE nor any of its directors or officers nor the dealer manager make any recommendation as to whether you should tender all, some or none of your shares of Old Preferred Stock. You must make your own decision after reading this document and consulting with your advisors.

The New Preferred Stock is equity and is subordinate to our existing and future indebtedness and may be junior in rights and preferences to future preferred stock.

The shares of New Preferred Stock are equity interests in GE and do not constitute indebtedness. The shares of New Preferred Stock will rank junior to all indebtedness and other non-equity claims on GE with respect to assets available to satisfy claims on GE, including in a liquidation of GE. Our existing and future indebtedness may restrict payment of dividends on the New Preferred Stock.

Additionally, unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of preferred stock like the New Preferred Stock, (1) dividends are payable only when, as and if declared by our Board (or a duly authorized committee of the board), (2) dividends do not cumulate if they are not declared and (3) as a corporation, we are subject to restrictions on payments of dividends and redemption price to the extent of lawfully available funds. Further, the New Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “Description of the New Preferred Stock—Voting Rights.”

The terms of the New Preferred Stock provide that we may not issue any class or series of capital stock that, by its terms, expressly provides that it ranks senior to the New Preferred Stock with respect to the payment of dividends or distributions of assets upon liquidation, dissolution or winding up of GE. As a result, absent an amendment to our Certificate of Incorporation, as amended, which, under the New York Business Corporation Law, would require the consent of the holders of a majority of the common stock voting separately as a class and the holders of a majority of the New Preferred Stock voting together as a class with any other series of preferred stock entitled to vote thereon, we are not permitted to issue preferred stock or any other class or series of our capital stock ranking senior to the New Preferred Stock with respect to the payment of dividends or distributions of assets upon liquidation, dissolution or winding up of GE. If such an amendment is approved, we may issue preferred stock ranking senior to the New Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of GE. The New Preferred Stock would be junior to such senior preferred stock. The terms of any future preferred stock expressly senior to the New Preferred Stock may restrict dividend payments on the New Preferred Stock. In this case, unless full dividends for all outstanding preferred stock senior to the New Preferred Stock had been declared and paid or set aside for payment, no dividends could be declared or paid and no distribution could be made on any shares of the New Preferred Stock, and no shares of the New Preferred Stock would be permitted to be purchased, redeemed or otherwise acquired by GE, directly or indirectly, for consideration. This could result in dividends on the New Preferred Stock not being paid to you.

Further, except as described above, we are not restricted from issuing additional shares of our preferred stock, including additional shares of New Preferred Stock, during the time the New Preferred Stock is outstanding. If we issue such additional securities, it may materially and adversely affect the price of the New Preferred Stock.

By participating in the exchange offer and tendering your shares of Old Preferred Stock and having such shares accepted in this exchange offer, you will relinquish any appraisal rights you may have under Delaware law with respect to the Merger.

If you participate in the exchange offer and we accept your outstanding shares of Old Preferred Stock in exchange for New Preferred Stock, you will, as a matter of Delaware law, effective upon our acceptance of your tendered shares of Old Preferred Stock and without any further action on your part, relinquish any appraisal rights you may have under Delaware law with respect to any shares of GECC MergeCo Preferred Stock you held immediately prior to the Merger in which the Old Preferred Stock was issued, and will have thereby automatically withdrawn any outstanding demand for appraisal rights you have made or make with respect thereto. If you instead exercise appraisal rights, the fair value you may be entitled to receive as determined by the Delaware Court of Chancery in the appraisal proceeding pursuant to Section 262 of the DGCL could be more than, less than or the same as the value of the New Preferred Stock you otherwise would receive in this exchange offer. As such, by participating in the exchange offer and relinquishing appraisal rights, you are foregoing any potential for such additional value that the Delaware Court of Chancery may determine you would have been entitled to had you asserted your appraisal rights.

The New Preferred Stock may be treated as a “listed transaction” for U.S. federal income tax purposes, which may adversely affect the value of the stock and subject you and subsequent holders to tax shelter reporting requirements.

The New Preferred Stock may be a “listed transaction” if it is treated as “fast-pay stock.” Many institutional investors, fund managers and brokerage firms have internal policies or investment mandates that prohibit them from investing in instruments that qualify as “listed transactions.” In addition, if the New Preferred Stock is treated as a listed transaction, beneficial owners of the stock must comply with annual tax shelter reporting requirements, as described more fully in “Material U.S. Federal Income Tax Consequences—Fast-Pay Stock.” Accordingly, treatment of the New Preferred Stock as fast-pay stock could materially and adversely affect the liquidity and value of the New Preferred Stock.

Stock is considered fast-pay stock if it is structured so that dividends paid on the stock are economically a return of the holder’s investment instead of just a return on the investment. The determination is based on all the facts and circumstances at the time of the issuance of the stock. Under the applicable Treasury regulations, unless clearly demonstrated otherwise, the New Preferred Stock will be presumed to be fast-pay stock if it “is issued” for more than $1,012.50 per share. It is not entirely clear how the amount for which the New Preferred Stock is issued should be determined for purposes of the fast-pay rules given the absence of any specific guidance, particularly where, as here, a single class of preferred stock will be issued in exchange for multiple classes of preferred stock. Such determination may depend on the value of the Old Preferred Stock or the New Preferred Stock at the time the exchange occurs, over which we have no control. In this regard, we note that since the commencement of the exchange offer, there have been reported trades on TRACE for the Old Preferred Stock as high as $1,031.50 per share. Alternatively, the determination may be based on the value of the Old Preferred Stock at the time of commencement of the exchange offer when the terms of the New Preferred Stock were fixed. There are different methods for determining the value of the Old Preferred Stock or the New Preferred Stock that may be acceptable for this purpose, such as, for example, the average price of reported trades or the price of the last reported trade on a particular date, and beneficial holders are urged to consult their own tax advisors regarding the method for determining the value and related sources of information. In addition, although GE believes that it did not structure the terms of the New Preferred Stock so that dividends will be economically a return of a holder’s investment, it is not clear how and when a taxpayer would clearly demonstrate under the Treasury regulations that the New Preferred Stock should not be treated as fast-pay stock if the amount for which the New Preferred Stock is issued exceeds $1,012.50 per share. In the event that we determine to file disclosure statements with the Internal Revenue Service (the “IRS”) disclosing the possibility that the New Preferred Stock may be treated as fast-pay stock, we will publish that determination on our website within 60 days of the exchange.

Certain material advisors to a transaction that is treated as a “fast-pay arrangement” are also required to file a disclosure statement with the IRS. Accordingly, certain of our advisors might decide to file disclosure statements with the IRS on a protective basis to avoid the risk of penalties even in the event that it is uncertain whether the New Preferred Stock is in fact fast-pay stock.

The benefit of the dividends received deduction to a corporate U.S. holder may be effectively reduced or eliminated if the New Preferred Stock is treated as issued at a premium.

If you are a corporate U.S. investor, your after-tax yield may be negatively affected if the New Preferred Stock is treated as issued at a premium. Specifically, if the “issue price” of the New Preferred Stock exceeds its liquidation preference or its stated redemption price (i.e., if the New Preferred Stock is treated as issued at a premium), then all dividends on the New Preferred Stock will be treated as “extraordinary dividends” for U.S. federal income tax purposes, which will reduce or eliminate the benefit, if any, to you of the dividends received deduction. It is not entirely clear how the issue price of the New Preferred Stock should be determined for purposes of the extraordinary dividend rules given the absence of any specific guidance, particularly where, as here, a single class of preferred stock will be issued in exchange for multiple classes of preferred stock. Such determination may depend on the value of the Old Preferred Stock or the New Preferred Stock at the time the exchange occurs, over which we have no control. In this regard, we note that since the commencement of the exchange offer, there have been reported trades on TRACE for the Old Preferred Stock as high as $1,031.50 per share. Alternatively, the determination may be based on the value of the Old Preferred Stock at the time of commencement of the exchange offer when the terms of the New Preferred Stock were fixed. There are different methods for determining the value of the Old Preferred Stock or the New Preferred Stock that may be acceptable for this purpose, such as, for example, the average price of reported trades or the price of the last reported trade on a particular date. If you are a corporate U.S. holder, you are urged to consult your tax advisor regarding the method for determining value and related sources of information, and regarding the application of the extraordinary dividend rules to the New Preferred Stock. See “Material U.S. Federal Income Tax Consequences—Dividends on the New Preferred Stock.”

Investors should not expect GE to redeem the New Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The New Preferred Stock is a perpetual equity security. This means that the New Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors. The New Preferred Stock may be redeemed by us, to the extent of legally available funds, at our option, either in whole or in part, on any dividend payment date on or after January 21, 2021.

Dividends on the New Preferred Stock are discretionary and non-cumulative.

Dividends on the New Preferred Stock are discretionary and will not be cumulative. If our Board (or a duly authorized committee thereof) does not declare a dividend on the New Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our Board (or a duly authorized committee thereof) declares a dividend for any future dividend period on the New Preferred Stock, on any other series of the Preferred Stock or on any other series of our preferred stock or common stock.

The terms of certain outstanding junior subordinated debt securities of GECC that we assumed in connection with the recently consummated merger of GECC with and into GE may prohibit us from making distributions on, or redeeming, the New Preferred Stock.

In connection with the recently consummated merger of GECC with and into GE, we assumed the obligations of GECC with respect to certain of its outstanding junior subordinated debt securities. The terms of such junior subordinated debt securities prohibit us from declaring or paying any dividends or distributions on the New Preferred Stock, or redeeming, purchasing, acquiring or making a liquidation payment with respect to the New Preferred Stock, if an event of default under the indenture governing the junior subordinated debt securities has occurred and is continuing or at any time when we have deferred interest as permitted thereunder.

Without notice to, or consent from, the holders of the New Preferred Stock, we may also issue additional series of junior subordinated debt securities or other securities in the future with terms similar to the junior subordinated debt securities or that otherwise restrict our making of distributions on or redeeming of the New Preferred Stock. The terms of these and any similar future securities could result in dividends on the New Preferred Stock not being paid to you.

Additionally, when dividends are not paid in full upon the shares of the New Preferred Stock and any parity stock, all dividends declared upon shares of the New Preferred Stock and any parity stock will be declared on a proportional basis so that the ratio of dividends to be declared on the New Preferred Stock for the then-current dividend period to dividends to be declared on any parity stock is the same as the ratio of accrued but undeclared dividends on the New Preferred Stock for the then-current dividend period to accrued but undeclared dividends, including any accumulations in the case of parity stock that accrue cumulative dividends, on any parity stock. Therefore, if we are not paying full dividends on any outstanding parity stock, we will not be able to pay full dividends on the New Preferred Stock.

Holders of the New Preferred Stock will have limited voting rights.

Holders of the New Preferred Stock have no voting rights with respect to matters that generally require the approval of voting stockholders. Holders will have limited voting rights in the event of non-payments of dividends under certain circumstances and as otherwise required by law, as described under “Description of the New Preferred Stock—Voting Rights.”

General market conditions and unpredictable factors could adversely affect market prices for the New Preferred Stock.

There can be no assurance about the market prices for the New Preferred Stock. Several factors, many of which are beyond our control, will influence the market prices of the New Preferred Stock. Factors that might influence the market prices of the New Preferred Stock include:

•	whether we declare or fail to declare dividends on the New Preferred Stock from time to time;

•	our creditworthiness;

•	operating results that vary from the expectations of securities analysts and investors;

•	the financial performance of the major industries which we serve;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	a downgrade, suspension or withdrawal of any rating assigned to us by a rating agency;

•	interest rates;

•	developments in the credit, mortgage and housing markets, the markets for securities relating to mortgages or housing and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

We cannot assure you that a liquid trading market for the New Preferred Stock will develop or that a liquid trading market for the Old Preferred Stock will exist once the New Preferred Stock is issued.

The shares of the New Preferred Stock are a new issue of securities with no established trading market. As in the case of the Old Preferred Stock, we do not intend to list the shares of the New Preferred Stock on any stock exchange or otherwise make them available for trading on any national quotation system. Therefore, we cannot assure you that a liquid trading market for the New Preferred Stock will develop, that you will be able to sell the New Preferred Stock at a particular time or that the price you receive when you sell will be favorable. Because the New Preferred Stock does not have a stated maturity date, investors seeking liquidity in the New Preferred Stock will be limited to selling their Preferred Stock in the secondary market. However, if you do not participate in this exchange offer, the trading market for your Old Preferred Stock will become more limited to the extent other holders of Old Preferred Stock participate in the exchange offer and receive shares of New Preferred Stock.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the exchange offer; our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between GE’s industrial business and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GE Capital’s funding, and its exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC Mortgage Corporation, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GE Capital’s ability to pay dividends to GE at the planned level, which may be affected by GE Capital’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the Appliances disposition and our announced plan and transactions to reduce the size of our financial services businesses;

•	our success in integrating acquired businesses and operating joint ventures;

•	our ability to realize anticipated earnings and savings from announced transactions, acquired businesses and joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in GE’s Annual Report filed on Form 10-K for the year ended December 31, 2014, as such descriptions may be updated or amended in any future report GE files with the SEC.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. This document includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the shares of New Preferred Stock in exchange for the outstanding shares of Old Preferred Stock. Such shares of Old Preferred Stock validly tendered (and not validly withdrawn) and accepted by us shall be cancelled and shall revert to authorized but unissued shares of preferred stock of the Company.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The table below sets forth GE’s ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented.

	Nine Months Ended September 30, 2015	Year Ended
		2014	2013	2012	2011	2010
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(1)(2)	1.79x	2.35x	2.23x	1.97x	1.97x	1.90x

(1)	In the above calculations, earnings for all periods consist of earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees. Earnings are also adjusted to add amounts charged to consolidated expenses of GE and its consolidated affiliates during the period for all interest and other financial charges (including interest on tax deficiencies and interest on discontinued operations) and an amount representative of the interest factor in rentals (for this purpose, the interest factor is assumed to be one-third of rental expense). Fixed charges consist of all interest and other financial charges (including interest on tax deficiencies and interest on discontinued operations), including capitalized interest, and one-third of rental expense for companies included in the consolidated group.
(2)	On November 30, 2015, GE filed a Current Report on Form 8-K that included certain unaudited pro forma ratio of earnings to fixed charges information, filed as Exhibits 12(a) and 12(b) thereto, which gives effect to GECC’s Consumer business being classified as discontinued operations. On a pro forma basis, the figures set forth in the table above, for the periods indicated, would be 1.90x, 1.98x, 1.85x, 1.66x, 1.69x and 1.95x, respectively.

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange shares of our New Preferred Stock, on a one-for-one basis, for all outstanding shares of our Old Preferred Stock. In addition, we will pay each holder of the Series A Preferred Stock a cash payment of $10.00 per share of Series A Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer and each holder of the Series B Preferred Stock a cash payment of $5.00 per share of Series B Preferred Stock that is validly tendered (and not validly withdrawn) by such holder and accepted in the exchange offer.

The New Preferred Stock that we propose to issue in this exchange offer will be identical to our Old Preferred Stock, except that the dividend rates on the New Preferred Stock will be higher than the dividend rates on the Old Preferred Stock, and the first available redemption date, which is also the date on which the Floating Rate Period commences, is earlier for the New Preferred Stock than for each series of the Old Preferred Stock. You should read the description of the New Preferred Stock in the section in this prospectus entitled “Description of the New Preferred Stock.”

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 12:00 midnight, New York City time, at the end of the day on the Expiration Date, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act.

We expressly reserve the right to delay acceptance of any Old Preferred Stock, extend or terminate this exchange offer and not accept any Old Preferred Stock that we have not previously accepted if any of the conditions described below under “Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the Old Preferred Stock by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change to the exchange offer, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our Old Preferred Stock of the change, including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Old Preferred Stock

Proper Execution and Delivery of Letters of Transmittal

To tender your Old Preferred Stock in this exchange offer, you must use one of the procedures described below depending on how your Old Preferred Stock is currently held. If you are a beneficial owner of shares of Old Preferred Stock that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your shares of Old Preferred Stock in the exchange offer, you must contact the registered holder promptly and instruct that person to tender on your behalf. In this situation, do not complete the letter of transmittal. Instead, contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through the facilities of DTC:

(1)	Shares held through DTC. If your shares of Old Preferred Stock are held in book-entry form through the facilities of DTC, your relevant DTC participants must electronically transmit their acceptance of the exchange offer through DTC’s ATOP system, for which the exchange offers will be eligible. In accordance with ATOP procedures, DTC will then verify such acceptance by sending an agent’s message to the exchange agent for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from you that you have received this prospectus and the related letter of transmittal and agree to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against you. Such agent’s message must be received by the exchange agent on or prior to 12:00 midnight, New York City time, at the end of the day on the Expiration Date. Then, upon consummation of the exchange offer, your ownership of the shares of New Preferred Stock received in exchange for your outstanding shares of Old Preferred Stock will also be held in book-entry form through the facilities of DTC.

(2)	Shares held through Computershare, as transfer agent. Notwithstanding the foregoing, if you have made or make a valid written demand for appraisal rights, your shares of Old Preferred Stock are or will be recorded directly on the records of Computershare, as transfer agent (and will not be held through DTC), and therefore you must deliver to Computershare, acting as exchange agent, at the appropriate address listed in the letter of transmittal, a properly completed and duly executed letter of transmittal, together with any other documents that Computershare, as the transfer agent, may otherwise require. You do not need to deliver any certificates representing such shares to Computershare, as exchange agent. The letter of transmittal must be received by Computershare, as exchange agent, on or prior to 12:00 midnight, New York City time, at the end of the day on the Expiration Date. Upon consummation of the exchange offer, your ownership of the shares of New Preferred Stock received in exchange for your outstanding shares of Old Preferred Stock will be recorded directly on the records of Computershare, as transfer agent. In order to have your shares of New Preferred Stock held through DTC instead, you must contact the registered holder and instruct it to transfer your shares from Computershare to DTC.

        The method of delivery of the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by regular mail, we recommend that you use an overnight delivery or facsimile. If you choose delivery by regular mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or any other required documents to us. You must deliver all documents to Computershare, as exchange agent, at its address or facsimile number, as applicable, provided below.

The completion, execution and delivery of the letter of transmittal or the electronic transmittal through ATOP will, in each case, constitute acknowledgment and agreement that you are bound by the terms of the letter of transmittal (which includes certain representations, warranties and agreements by you, including, but not limited to, those set forth below under “—Representations, Warranties and Agreements”) and we may enforce the terms and conditions contained in the letter of transmittal against you.

Representations, Warranties and Agreements

By participating in the exchange offer and validly tendering (and not validly withdrawing) your shares of Old Preferred Stock, you will have, among other things:

(1)	represented and warranted to us that you are authorized to tender, sell, assign and transfer the Old Preferred Stock tendered and to acquire New Preferred Stock issuable upon the exchange of such tendered Old Preferred Stock, and that upon our acceptance of such tendered shares we will acquire good and marketable title thereto, including all rights relating thereto and to any GECC MergeCo Preferred Stock related to your Old Preferred Stock, free and clear of all liens, restrictions and other encumbrances and not subject to any adverse claim;

(2)	(a) represented and warranted to us that you have not assigned, sold or otherwise transferred to any person any right or claim in respect of, arising out of or relating to the Reorganization, the Merger and/or your acquisition, receipt, ownership or sale of GECC preferred stock, GECC MergeCo Preferred Stock (including a claim (or interest therein) for appraisal rights in respect thereof) and/or Old Preferred Stock, and (b) agreed not to do any of the foregoing;

(3)	acknowledged and agreed that any outstanding demand for appraisal of the GECC MergeCo Preferred Stock related to your Old Preferred Stock is, effective upon our acceptance of your tendered shares of Old Preferred Stock and without any further action on your part, withdrawn and of no further force or effect; and

(4)	waived and released us and our affiliates and predecessors (including GECC, GECC MergeCo and our and their respective officers and directors), effective upon our acceptance of your tendered shares of Old Preferred Stock, from any and all claims (including appraisal rights claims) under state law in respect of, arising out of or relating to the Reorganization, the Merger and/or your acquisition, receipt, ownership or sale of GECC preferred stock, GECC MergeCo Preferred Stock and/or Old Preferred Stock.

Acceptance of Old Preferred Stock for Exchange; Delivery of New Preferred Stock

Your tender of Old Preferred Stock will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when Computershare, as exchange agent, has received (i) your agent’s message for its acceptance or (ii) your duly signed letter of transmittal accompanied by your Old Preferred Stock tendered.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all Old Preferred Stock not properly tendered or any Old Preferred Stock which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular shares. If we waive a condition to this exchange offer, the waiver will be applied equally to all holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Preferred Stock must be cured within such time as we shall determine. None of GE, the dealer manager, the exchange agent, the information agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of Old Preferred Stock. None of GE, the dealer manager, the exchange agent, the information agent or any other person will incur any liability for any failure to give notification of these defects or irregularities. Tenders of Old Preferred Stock will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any Old Preferred Stock that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the Expiration Date.

If all the conditions to the exchange offer are satisfied or waived on the Expiration Date, we will accept all Old Preferred Stock properly tendered and will issue the New Preferred Stock promptly thereafter. Please refer to the section of this prospectus entitled “Conditions to the Exchange Offer” below. For purposes of this exchange offer, Old Preferred Stock will be deemed to have been accepted as validly tendered (and not validly withdrawn) for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

If any tendered Old Preferred Stock is not accepted for any reason provided by the terms and conditions of this exchange offer or if Old Preferred Stock is submitted for a greater amount than the holder desires to exchange, the unaccepted or non-exchanged Old Preferred Stock will be returned without expense to the tendering holder, or, in the case of Old Preferred Stock in book-entry form, will be credited to an account maintained with the book-entry facilities of Computershare, as transfer agent, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the shares tendered. This proxy will be considered coupled with an interest in the tendered shares. This appointment will be effective only when, and to the extent that we accept your shares in this exchange offer. All prior proxies on these shares will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, shares of Old Preferred Stock tendered pursuant to the exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the Expiration Date and, unless GE has previously accepted such shares pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer, which date shall be February 17, 2016. Once GE accepts shares of Old Preferred Stock tendered pursuant to the exchange offer, your tender is irrevocable.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, at the end of the day on the Expiration Date at the address provided below under “—Exchange Agent” and before acceptance of your tendered shares for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the Old Preferred Stock to be withdrawn,

(2)	identify the shares to be withdrawn, including, if applicable, the registration number or numbers and total amount of these shares,

(3)	be signed by the person having tendered the Old Preferred Stock to be withdrawn in the same manner as the original signature on the letter of transmittal by which these shares were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the Old Preferred Stock to register the transfer of these shares into the name of the person having made the original tender and withdrawing the tender, and

(4)	specify the name in which any Old Preferred Stock is to be registered, if this name is different from that of the person having tendered the Old Preferred Stock to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. GE may delegate such power in whole or in part to the exchange agent. None of GE, the dealer manager, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determinations may be challenged in a court of competent jurisdiction. Old Preferred Stock that is validly withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all Old Preferred Stock that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn Old Preferred Stock in this exchange offer by following one of the procedures described under “—Procedures for Tendering Old Preferred Stock” above at any time on or before the Expiration Date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there has been no material change, which, in our reasonable judgment, would materially impair our ability to consummate the exchange offer,

(2)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(3)	the registration statement (of which this prospectus forms a part) is declared effective by the SEC and there is no stop order issued by the SEC suspending the effectiveness thereof,

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

(5)	we obtain any governmental approvals which, in our reasonable judgment, are necessary to complete this exchange offer.

There is no minimum tender or acceptance condition for this exchange offer.

The conditions to the exchange offer are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any Old Preferred Stock that have been tendered,

(2)	extend the exchange offer and retain all shares tendered before the Expiration Date, subject to the rights of the holders of these shares to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered shares that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Exchange Agent

We have appointed Computershare as exchange agent for this exchange offer. The letter of transmittal and any other required documents should be sent or delivered by each stockholder or broker, dealer, commercial bank, trust company or other nominee to Computershare as listed below. Any letters of transmittal or notices of withdrawal may be sent to Computershare by facsimile transmission at (617) 360-6810, and the receipt of such facsimile transmission may be confirmed at (781) 575-2332.

By mail:

Computershare

Attn: Corporate Actions

P.O. Box 43011

Providence, RI 02940-3011

By overnight delivery:

Computershare

Attn: Corporate Actions

250 Royall Street, Suite V

Canton, MA 02021

Facsimile Transmission: (617) 360-6810

Confirm by Telephone: (781) 575-2332

Information Agent

We have appointed Georgeson Inc. as information agent for this exchange offer. Questions or requests for assistance should be directed to Georgeson Inc. toll-free at (800) 676-0098 (non U.S. stockholders may call toll at (781) 575-2137). Additional copies of this prospectus and the letter of transmittal may be obtained from Georgeson Inc.

Comparison of Stockholder Rights

The New Preferred Stock that we will issue you in exchange for your Old Preferred Stock will be identical to your Old Preferred Stock, except that the dividend rates on the New Preferred Stock will be higher than the dividend rates on the Old Preferred Stock, and the first available redemption date, which is also the date on which the Floating Rate Period commences, is earlier for the New Preferred Stock than for each series of the Old Preferred Stock, as set forth below. For comparison purposes, we have also included the economic terms of the GECC MergeCo Preferred Stock in the chart below.

Terms		GECC MergeCo Preferred Stock(1)		Old Preferred Stock(1)		New Preferred Stock (Series D)
Dividend Rates (Non- Cumulative)	Fixed Rate Periods	Series A	7.125%	Series A	4.00%	5.00%
		Series B	6.250%	Series B	4.10%
		Series C	5.250%	Series C	4.20%
	Floating Rate Periods (3-month LIBOR plus a spread of)	Series A Series B Series C	5.296% 4.704% 2.967%	Series A Series B Series C	2.28% 2.32% 2.37%	3.33%

First Available Redemption Date / Floating Rate Period Commencement Date		Series A	June 15, 2022	Series A	June 15, 2022	January 21, 2021
		Series B	December 15, 2022	Series B	December 15, 2022
		Series C	June 15, 2023	Series C	June 15, 2023

(1)	On December 3, 2015, in connection with the Merger, holders of GECC MergeCo Preferred Stock received (i) $1,234.50 liquidation preference of Old Preferred Stock, Series A per $1,000 of liquidation preference of GECC MergeCo Preferred Stock, Series A held, (ii) $1,184.30 liquidation preference of Old Preferred Stock, Series B per $1,000 liquidation preference of GECC MergeCo Preferred Stock, Series B held and (iii) $1,094.10 liquidation preference of Old Preferred Stock, Series C per $1,000 liquidation preference of GECC MergeCo Preferred Stock, Series C held.

Purpose of the Exchange Offer

In connection with the previously announced and completed Reorganization, on December 3, 2015, we issued the Old Preferred Stock to investors who previously held GECC’s preferred stock. Based on investor feedback, we are conducting this exchange offer pursuant to which holders of the Old Preferred Stock will have the option (but not the obligation) to exchange their shares of Old Preferred Stock for shares of New Preferred Stock with new terms, together with, in the case of holders of Series A Preferred Stock and Series B Preferred Stock, a cash payment.

The Information Agent

The information agent for the exchange offer is Georgeson Inc.

The Dealer Manager

The dealer manager for the exchange offer is Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Fees and Expenses

GE has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as dealer manager, Georgeson Inc. to act as the information agent and Computershare to act as the exchange agent in connection with the exchange offer.

The dealer manager, the information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

The dealer manager and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The dealer manager and its affiliates have provided, and may in the future provide, a variety of these services to GE and its affiliates for which they received or will receive customary fees and expenses. The dealer manager and/or its affiliates have also received, and may in the future receive, customary fees and reimbursement of expenses as underwriters of securities offered by GE and its affiliates from time to time. In the ordinary course of their respective trading and brokerage activities, the dealer manager and certain of its affiliates may from time to time hold positions of Old Preferred Stock in their respective proprietary accounts or those of their respective customers, and to the extent they hold such shares of Old Preferred Stock in these accounts at the time of the exchange offer, the dealer manager and/or certain of its affiliates may tender such shares.

DESCRIPTION OF THE NEW PREFERRED STOCK

The following description of the New Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Certificate of Amendment to GE’s Restated Certificate of Incorporation, as amended, designating the New Preferred Stock and setting forth the rights, preferences and limitations thereof.

General

Our Certificate of Incorporation, as amended, authorizes our Board to create and provide for the issuance of one or more series of preferred stock, par value $1.00 per share, without the approval of our shareholders. The Board can also determine the terms, including the designations, powers, rights and preferences (including conversion, voting and other rights) and the qualifications, limitations or restrictions, of any preferred stock. Currently, our authorized share capital includes 50,000,000 shares classified as preferred stock under our Certificate of Incorporation, as amended. Such authorized share capital of preferred stock and the number of shares of the New Preferred Stock may, in each case, be increased or decreased by resolution of the Board (or a duly authorized committee thereof), without the vote or consent of the holders of the New Preferred Stock.

The New Preferred Stock will be composed of one series of our authorized preferred stock. Subject to the terms described herein, we are issuing up to 5,944,250 shares of our Series D preferred stock. Shares of the New Preferred Stock, upon issuance, will be fully paid and non-assessable.

Transfers of the New Preferred Stock must be of at least one whole share or any greater number of whole shares ($1,000 aggregate liquidation preference per share increments). We will not issue fractional shares of New Preferred Stock.

Shares of the New Preferred Stock will rank senior to our common stock and pari passu with any other series of our Preferred Stock (including any Old Preferred Stock that remains outstanding after completion of this exchange offer) and any other class or series of our capital stock we may issue which by its terms does not expressly provide that it ranks junior to the New Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of GE. The terms of the New Preferred Stock provide that we may not issue any class or series of capital stock that, by its terms, expressly provides that it ranks senior to the New Preferred Stock with respect to the payment of dividends or distributions of assets upon liquidation, dissolution or winding up of GE. As a result, absent an amendment to our Certificate of Incorporation, as amended, which, under the New York Business Corporation Law, would require the consent of the holders of a majority of the common stock voting separately as a class and the holders of a majority of the New Preferred Stock voting together as a class with any other series of preferred stock entitled to vote thereon, we are not permitted to issue preferred stock or any other class or series of our capital stock ranking senior to the New Preferred Stock with respect to the payment of dividends or distributions of assets upon liquidation, dissolution or winding up of GE. In addition, we will generally be able to pay dividends only to the extent of lawfully available funds for such payment and distributions upon liquidation, dissolution or winding up only after satisfaction of all claims for indebtedness and other non-equity claims.

The New Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of GE. The New Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of GE to redeem or purchase the New Preferred Stock. The holders of shares of the New Preferred Stock will have no pre-emptive rights with respect to any shares of our capital stock or any of our other securities convertible into or carrying rights or options to purchase any such capital stock.

We reserve the right to re-open any series of our Preferred Stock and issue additional shares of any series of our Preferred Stock, either through public or private sales at any time and from time to time. In the event that we issue any additional shares of any series of our Preferred Stock, any dividends on such additional shares will accrue from the issue date of such additional shares.

Dividends

Dividends on the New Preferred Stock will not be cumulative and will not be mandatory. If our Board (or a duly authorized committee thereof) does not declare a dividend on the New Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our Board (or a duly authorized committee thereof) declares a dividend for any future dividend period on the New Preferred Stock, on any other series of the Preferred Stock or on any other series of our preferred stock or common stock.

Holders of the New Preferred Stock will be entitled to receive, when, as and if declared by our Board (or a duly authorized committee thereof), out of assets legally available for the payment of dividends, non-cumulative cash dividends based on the liquidation preference of the New Preferred Stock at a rate equal to (1) 5.00% per annum for each semi-annual dividend period from and including the date of completion of the exchange offer to, but excluding, January 21, 2021, except that the final dividend payment with respect to the Fixed Rate Period will be payable on January 21, 2021, and (2) three-month LIBOR plus a spread of 3.33% per annum, for each quarterly dividend period from and including January 21, 2021 to, but not including, the redemption date of the New Preferred Stock, if any. Notwithstanding the foregoing, if the expiration of the exchange offer is extended past January 19, 2016, the date on which the New Preferred Stock moves to a floating rate will be adjusted by a corresponding period.

References to the “accrual” (or similar terms) of dividends in this prospectus refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

When, as and if declared by our Board (or a duly authorized committee thereof), out of assets legally available therefor, dividends will be payable on the New Preferred Stock on the following dates (each such date, referred to as a dividend payment date): during the Fixed Rate Period, dividends will be payable semi-annually, in arrears, on June 15 and December 15 of each year, beginning on June 15, 2016, except that a dividend will also be payable on January 21, 2021; and during the Floating Rate Period, dividends will be payable quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2021. The final semi-annual dividend period during the Fixed Rate Period will be from December 15, 2020 to, but excluding, January 21, 2021. The initial quarterly dividend period during the Floating Rate Period will be from January 21, 2021 to, but excluding, March 15, 2021. Dividends will accrue from the date of completion of the exchange offer.

In the event that any dividend payment date during the Fixed Rate Period on which dividends would otherwise be payable is not a Business Day, the dividend payment date will be postponed to the next day that is a Business Day, without any adjustment to the dividend amount. In the event that any dividend payment date during the Floating Rate Period on which dividends would otherwise be payable is not a Business Day, the dividend payment date will be postponed to the next day that is a Business Day and dividends will accrue to, but exclude, the date dividends are paid. However, if the postponement would cause the dividend payment date to fall in the next calendar month during the Floating Rate Period, the dividend payment date will instead be brought forward to the immediately preceding Business Day.

Dividends will be payable to holders of record of the New Preferred Stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, no earlier than 30 calendar days before the applicable dividend payment date, as shall be fixed by our Board (or a duly authorized committee thereof).

A dividend period is the period from and including a dividend payment date to, but excluding, the next dividend payment date (without giving effect during the Fixed Rate Period to any adjustment of the dividend payment date because any such date is not a Business Day), except that the initial dividend period during the

Fixed Rate Period will commence on and include the date of completion of the exchange offer. Dividends payable on the New Preferred Stock for the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the New Preferred Stock for the Floating Rate Period will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the New Preferred Stock will cease to accrue on the redemption date, if any, as described below under “—Redemption,” unless we default in the redemption (which would include a default in the payment of the redemption price) of the shares of the New Preferred Stock called for redemption.

The Dividend Rate for each dividend period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the dividend period, which date is the “dividend determination date” for the dividend period. The calculation agent then will add a spread of 3.33% per annum to the three-month LIBOR as determined on the dividend determination date. Absent manifest error, the calculation agent’s determination of a Dividend Rate for a dividend period for the New Preferred Stock will be binding and conclusive on you, the transfer agent and us. The calculation agent will notify us of each determination of a Dividend Rate and will make the relevant Dividend Rate available to any stockholder of the New Preferred Stock upon request.

A “London banking day” is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The “calculation agent” means, at any time, the person or entity appointed by us and serving as such agent at such time. We may terminate any such appointment and may appoint a successor agent at any time and from time to time, provided that we will use our best efforts to ensure that there is, at all relevant times when the New Preferred Stock is outstanding, a person or entity appointed and serving as such agent. The calculation agent may be a person or entity affiliated with us.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01” (or its equivalent on Bloomberg) at approximately 11:00 a.m., London time, on the relevant dividend determination date. If no offered rate appears on Reuters screen page “LIBOR01” on the relevant dividend determination date at approximately 11:00 a.m., London time, then we will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. We will then notify the calculation agent of the quotations. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest ..00001 of 1%) of the quotations provided. Otherwise, we will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable dividend period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided by us to the calculation agent, then the three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next dividend period will be equal to three-month LIBOR in effect for the then-current dividend period.

While the New Preferred Stock remains outstanding, unless, in each case, the full dividends for the preceding dividend period on all outstanding shares of the New Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside, (1) no dividend will be declared or paid or set aside for payment and no distribution will be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption, repurchase or exchange of any rights under any such plan), (2) no shares of junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us) (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) and (3) no shares of parity stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) pursuant to offers to purchase all, or a pro rata portion, of the New Preferred Stock and such parity stock, (ii) by conversion into or exchange for junior stock, (iii) as a result of a reclassification of parity stock for or into other parity stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases, redemptions or other acquisitions of shares of the parity stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, or (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged).

For the avoidance of doubt, nothing in the foregoing paragraph shall limit us from taking any of the actions set forth in that paragraph after the original issue date of the New Preferred Stock and prior to the first dividend payment date thereon.

When dividends are not paid in full upon the shares of New Preferred Stock and any parity stock, all dividends declared upon shares of the New Preferred Stock and any parity stock will be declared on a proportional basis so that the ratio of dividends to be declared on the New Preferred Stock for the then-current dividend period to dividends to be declared on any parity stock is the same as the ratio of accrued but undeclared dividends on the New Preferred Stock for the then-current dividend period to accrued but undeclared dividends, including any accumulations in the case of parity stock that accrue cumulative dividends, on any parity stock.

As used in this prospectus, “junior stock” means our common stock and any other class or series of stock of GE now or hereafter authorized over which the New Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of GE.

As used in this prospectus, “parity stock” means any other class or series of stock of GE that ranks on parity with the New Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of GE, including, for the avoidance of doubt, any other series of Preferred Stock.

Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by our Board (or a duly authorized committee thereof), may be declared and paid on our junior stock and our parity stock from time to time out of any assets legally available for such payment, and the holders of the New Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The New Preferred Stock is perpetual and has no maturity date. The New Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions.

Optional Redemption. We may redeem any of the New Preferred Stock, at our option, to the extent of lawfully available funds, in whole or in part, from time to time, on any dividend payment date on or after January 21, 2021, in each case, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. In no event will any holders of the New Preferred

Stock have the right to require the redemption or purchase by GE of any share of New Preferred Stock. Notwithstanding the foregoing, if the expiration date of the exchange offer is extended past January 19, 2016, the first date on which the New Preferred Stock may be redeemed will be adjusted by a corresponding period.

Redemption Procedures. If any shares of the New Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the relevant shares of the New Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if such shares of the New Preferred Stock are held in book-entry form through DTC we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of shares of the New Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of such shares of the New Preferred Stock to be redeemed from the holder;

•	the redemption price;

•	the place or places where the certificates evidencing shares of the New Preferred Stock are to be surrendered for payment of the redemption price; and

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of the New Preferred Stock has been duly given and if the funds necessary for such redemption have been irrevocably set aside by us for the benefit of the holders of any shares of the New Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of New Preferred Stock, such shares of New Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price plus any declared and unpaid dividends without accumulation of any undeclared dividends.

In case of any redemption of only part of the shares of the New Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata, by lot or in such other manner as we may determine to be equitable. Subject to the provisions hereof, our Board (or a duly authorized committee thereof) shall have full power and authority to prescribe the terms and conditions upon which shares of the New Preferred Stock shall be redeemed from time to time.

We may purchase and sell any of the New Preferred Stock, from time to time, to such extent, in such manner, and upon such terms as our Board (or a duly authorized committee thereof) may determine.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the business and affairs of GE, either voluntarily or involuntarily, holders of the New Preferred Stock are entitled to receive a liquidating distribution of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, out of assets of GE available for distribution to stockholders before we make any distribution of assets to the holders of our junior stock. Distributions will be made only to the extent of our assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the New Preferred Stock and pro rata as to the New Preferred Stock and any other shares of our stock ranking equally as to such distribution. Holders of the New Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

In any such distribution, if our assets are not sufficient to pay the liquidation preferences plus declared and unpaid dividends, without accumulation of any undeclared dividends, in full to all holders of the New Preferred Stock and all holders of parity stock (including applicable accumulation of undeclared dividends), the amounts paid to the holders of the New Preferred Stock and any parity stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of the New Preferred Stock and any parity stock (including applicable accumulation of undeclared dividends), the holders of our junior stock shall be entitled to receive all remaining assets of GE according to their respective rights and preferences.

The merger or consolidation by us with any other entity, including a merger or consolidation in which holders of the New Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of our assets for cash, securities or other property will not constitute a liquidation, dissolution or winding up of our business and affairs.

Our rights and the rights of our creditors and our stockholders, including the holders of the New Preferred Stock, to participate in the assets of any of our subsidiaries upon that subsidiary’s liquidation or recapitalization may be subject to the prior claims of that subsidiary’s creditors, except to the extent that we are a creditor with recognized claims against the subsidiary.

Voting Rights

Except as provided below or as expressly required by law, the holders of shares of New Preferred Stock will have no voting power, and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of shares of capital stock, and will not be entitled to call a meeting of such holders for any purpose, nor will they be entitled to participate in any meeting of the holders of our common stock.

Right to Elect Two Directors upon Non-payment. If we fail to pay, or declare and set apart for payment, dividends on outstanding shares of the New Preferred Stock or any other parity series of preferred stock upon which equivalent voting rights have been conferred for three semi-annual or six quarterly dividend periods, whether or not consecutive, the number of directors shall automatically be increased by two at our first annual meeting of the stockholders held thereafter, and shall remain increased until continuous noncumulative dividends for at least one year on all outstanding shares of New Preferred Stock and any other parity series of preferred stock upon which equivalent voting rights have been conferred shall have been paid, or declared and set apart for payment, in full. At such annual meeting, the holders of the shares of New Preferred Stock and all series of any other parity preferred stock upon which equivalent voting rights have been conferred, shall have the right, voting as a class, to elect such two additional members of the Board to hold office for a term of one year. Upon the payments, or the declarations and setting apart for payments, in full, of continuous noncumulative dividends for at least one year on all outstanding shares of New Preferred Stock and any other series parity of preferred stock upon which equivalent voting rights have been conferred, the terms of the two additional directors so elected shall forthwith terminate, and the number of directors shall automatically be reduced by two, and such voting right of the holders of shares of New Preferred Stock and such other parity series of preferred stock upon which equivalent voting rights have been conferred shall cease, subject to increase in the number of directors as described above and to revesting of such voting right in the event of each and every additional failure in the payment of dividends for three semi-annual or six quarterly dividend periods, whether or not consecutive, as described above.

Holders of the New Preferred Stock, together with holders of shares of any other parity preferred stock entitled to elect directors, voting together as a class, may remove and replace (without cause) either of the directors they elected. If the office of either such director becomes vacant for any reason other than removal, the remaining director may choose a successor who will hold office for the unexpired term of the vacant office.

Voting rights under applicable law. Under current provisions of the New York Business Corporation Law, the holders of issued and outstanding Preferred Stock are entitled to vote as a class, with the consent of the majority of the class being required to approve an amendment to our Certificate of Incorporation if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely; provided, however, the terms of the New Preferred Stock provide that the granting of additional voting rights to holders of the New Preferred Stock shall be deemed to not adversely affect the powers, preferences or special rights of the holders of shares of the New Preferred Stock and shall be permitted without the consent or vote of any such holders. If any proposed amendment to the Certificate of Incorporation, as amended, would alter or change the powers, preferences or special rights of one or more series of preferred stock so as to affect them adversely, but shall not so affect the entire class of preferred stock, then only the shares of the series of preferred stock so affected by the amendment shall have a right to vote as a separate class.

Each share of New Preferred Stock will have one vote whenever it is entitled to voting rights.

If we redeem, or call for redemption of, some or all of the outstanding shares of the New Preferred Stock and irrevocably deposit in trust sufficient funds to effect such redemption, the shares of the New Preferred Stock so redeemed will not be deemed outstanding for the purpose of voting and the above voting provisions will not apply.

Transfer Agent, Registrar & Dividend Disbursing Agent

Computershare will be the transfer agent, registrar and dividend disbursing agent for the New Preferred Stock.

Calculation Agent

The Bank of New York Mellon will be the calculation agent for the New Preferred Stock.

BOOK-ENTRY ISSUANCE

The following description applies to the shares of New Preferred Stock held through DTC and excludes the shares held directly through Computershare, as transfer agent. See “The Exchange Offer—Procedures for Tendering Old Preferred Stock—Proper Execution and Delivery of Letters of Transmittal.”

DTC will act as securities depositary for the New Preferred Stock, excluding shares held directly through Computershare, as transfer agent. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of New Preferred Stock held through DTC. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the shares of New Preferred Stock that you receive.

Title to book-entry interests in the New Preferred Stock will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in the New Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the New Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a banking organization under the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” under the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating in this manner the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly, are indirect participants (“Indirect Participants”) and also have access to the DTC system. The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you receive the New Preferred Stock within DTC, the transfer must be made by or through a Direct Participant. The Direct Participant will receive a credit for the New Preferred Stock on DTC’s records. You, as the actual owner of the New Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts shares of New Preferred Stock are credited.

You will not receive written confirmation from DTC of your receipt of the New Preferred Stock. The Direct or Indirect Participants through whom you received the New Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our Certificate of Incorporation, as amended, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the New Preferred Stock will be sent to Cede & Co. If less than all of the shares of New Preferred Stock are being redeemed, DTC’s current practice is to determine by lot the amount of interest of each Direct Participant to be redeemed.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the New Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the New Preferred Stock are credited on the record date, which are identified in a listing attached to the omnibus proxy.

Distributions on the New Preferred Stock will be made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” Subject to any statutory or regulatory requirements, these payments will be the responsibility of the participant and not of DTC, us or any agent of ours. We and any paying agent will be responsible for payment of distributions to DTC. Direct and Indirect Participants are responsible for the disbursement of payments to the beneficial owners.

DTC may discontinue providing its services as securities depositary with respect to the New Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the New Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the New Preferred Stock in definitive or book-entry form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

We have obtained the information in this section about DTC and DTC’s book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is the opinion of Weil, Gotshal & Manges LLP and summarizes the material U.S. federal income tax consequences to beneficial owners of the exchange of their Old Preferred Stock pursuant to the exchange offer and of the ownership and disposition of the New Preferred Stock. This summary deals only with such Old Preferred Stock and New Preferred Stock held as capital assets by a beneficial owner. This discussion does not address beneficial owners of Old Preferred Stock that choose not to exchange such stock pursuant to the exchange offer. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	dealers and certain traders in securities,

•	banks, regulated investment companies, real estate investment trusts, and financial institutions,

•	insurance companies,

•	tax-exempt organizations,

•	persons holding Old Preferred Stock or New Preferred Stock as part of a “straddle,” “conversion” or other risk reduction transaction,

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes,

•	U.S. expatriates or former long-term residents of the United States, or

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

In addition, this summary does not address alternative minimum taxes, state, local or non-U.S. taxes or the 3.8% Medicare tax on investment income. This discussion does not address any U.S. federal taxes other than income taxes (such as gift and estate taxes).

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Old Preferred Stock or New Preferred Stock, as the case may be, generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Old Preferred Stock or New Preferred Stock, as the case may be, should consult their tax advisors.

This section is based upon the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, final, temporary and proposed Treasury regulations, published rulings and other administrative pronouncements, all as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

U.S. Holders

This subsection describes the U.S. federal income tax consequences to a U.S. holder. You are a “U.S. holder” if you are a beneficial owner of Old Preferred Stock or New Preferred Stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•	a trust if (x) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more persons are authorized to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The Exchange Offer

You generally will not recognize any income, gain or loss for U.S. federal income tax purposes in connection with the exchange offer, except for the cash received pursuant to the exchange offer and except to the extent that any portion of the New Preferred Stock is treated as received in exchange for your relinquishment of appraisal rights and waiver and release of state law claims, as described in “The Exchange Offer—Procedures for Tendering Old Preferred Stock—Representations, Warranties and Agreements.” To the extent that all or a portion of the cash received by you pursuant to the exchange offer is treated as payment for your Old Preferred Stock, you will recognize any realized gain, but not loss, up to the amount of cash so treated. The treatment of any such gain as capital gain or dividend income will be determined as if such cash was paid to you to redeem a portion of your Old Preferred Stock and pursuant to the rules of Section 302 of the Code described below under “—Redemption or Disposition of the New Preferred Stock.” To the extent income, gain or loss is not recognized on your receipt of New Preferred Stock, (i) your tax basis in the shares of New Preferred Stock received pursuant to the exchange offer will be equal to your tax basis in the Old Preferred Stock treated as exchanged therefor, plus any gain or dividend income recognized on your receipt of cash treated as payment for your Old Preferred Stock, and less the amount of cash so treated, and (ii) your holding period for the shares of New Preferred Stock received pursuant to the exchange offer will include your holding period for the Old Preferred Stock treated as exchanged therefor.

To the extent that any portion of the New Preferred Stock or cash received by you is treated as received in exchange for your relinquishment of appraisal rights and waiver and release of state law claims, as described in “The Exchange Offer—Procedures for Tendering Old Preferred Stock—Representations, Warranties and Agreements,” the receipt of such portion would generally be income to you in an amount equal to the fair market value of such portion of the New Preferred Stock plus the amount of such portion of the cash. Although it is not free from doubt given the absence of binding authority in this particular context, such income should generally be treated as relating back to the Merger, and accordingly should generally have the same character as long-term or short-term capital gain or ordinary income as the gain or loss recognized in the Merger by you. Alternatively, it is possible, although we believe unlikely, that the IRS may take a contrary view and assert that such income should be ordinary gross income to you. Your tax basis in any portion of the New Preferred Stock included in income would equal the fair market value of such portion and your holding period for any such portion would begin on the day after the exchange. To the extent GE is required to take a position on a tax return or otherwise, GE does not intend to treat any portion of the New Preferred Stock or cash as received in exchange for your relinquishment of appraisal rights and waiver and release of state law claims, as described in “The Exchange Offer—Procedures for Tendering Old Preferred Stock—Representations, Warranties and Agreements.”

Dividends on the New Preferred Stock

Distributions received by you on the New Preferred Stock that are paid out of GE’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally constitute dividends taxable as ordinary income. To the extent that the amount of any distribution exceeds GE’s current and accumulated earnings and profits, the excess will not constitute dividends but will instead be treated first as a tax-free return of capital, to the extent of your adjusted basis in the New Preferred Stock (with a corresponding reduction in basis), and thereafter will be treated as gain from the disposition of the New Preferred Stock as described below, under “—Redemption or Disposition of the New Preferred Stock.” If you are a non-corporate U.S. holder, dividends received on the New Preferred Stock will be eligible for reduced rates of taxation (provided that certain holding period and other requirements are met).

If you are a corporate U.S. holder, dividends received on the New Preferred Stock generally will be eligible for the dividends received deduction provided by Section 243(a)(1) of the Code. Generally, the dividends received deduction is currently equal to 70% of the amount of any such dividend. However, the deduction is generally available to you only with respect to stock held for more than 45 days during the 91-day period beginning 45 days before the relevant ex-dividend date, including the date of disposition but excluding the date of acquisition. The length of time that you are deemed to have held stock for these purposes is reduced for periods during which your risk of loss with respect to the stock is diminished by the existence of certain options, contracts to sell, short sales or other similar transactions. The benefit of the dividends received deduction to you may be effectively reduced or eliminated by operation of the “extraordinary dividend” provisions of Section 1059 of the Code, which would require you to reduce your adjusted tax basis in the New Preferred Stock by the amount excluded from income as a result of the dividends received deduction. The excess of the excluded amount over basis would be treated as gain. A dividend would be treated as “extraordinary” if (1) it equals or exceeds 5% of your adjusted tax basis in the stock (reduced by the non-taxed portion of any prior extraordinary dividend), treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (2) it exceeds 20% of your adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. Additionally, if the “issue price” of the New Preferred Stock exceeds its liquidation preference or its stated redemption price (i.e., if the New Preferred Stock is treated as issued at a premium), then all dividends on the New Preferred Stock will be treated as “extraordinary dividends” for this purpose. It is not entirely clear how the issue price of the New Preferred Stock should be determined for purposes of the extraordinary dividend rules given the absence of any specific guidance, particularly where, as here, a single class of preferred stock will be issued in exchange for multiple classes of preferred stock. Such determination may depend on the value of the Old Preferred Stock or the New Preferred Stock at the time the exchange occurs, over which we have no control. Alternatively, the determination may be based on the value of the Old Preferred Stock at the time of commencement of the exchange offer when the terms of the New Preferred Stock were fixed. There are different methods for determining the value of the Old Preferred Stock or the New Preferred Stock that may be acceptable for this purpose, such as, for example, the average price of reported trades or the price of the last reported trade on a particular date. If you are a corporate U.S. holder, you are urged to consult your tax advisor regarding the application of the extraordinary dividend rules to the New Preferred Stock.

In addition, the dividends received deduction generally will be reduced or eliminated if you have indebtedness “directly attributable” to your investment in the New Preferred Stock.

Preferred OID

Under the preferred OID rules of Section 305 of the Code, you may be required to include the discount, if any, at which the New Preferred Stock is treated as having been issued in income over time as a constructive distribution if certain conditions are met.

More specifically, if (1) the price at which the New Preferred Stock may be redeemed exceeds its “issue price” (i.e., if the New Preferred Stock is treated as issued at a discount) by more than a de minimis amount, and (2) the New Preferred Stock does not qualify for a regulatory safe harbor, then you may be required to amortize the discount (on a constant-yield basis) over the period from the date of the exchange to the anticipated redemption date, and may be deemed to receive constructive distributions on such New Preferred Stock equal to the amount amortized in each taxable year, even though you have not received any cash as a result of such constructive distributions. Any constructive distributions will generally be taxed in the same manner as actual distributions described above in “—Dividends on the New Preferred Stock.” In addition, you will increase your tax basis in the New Preferred Stock for any constructive distributions deemed received.

Whether the requirements for the regulatory safe harbor are met can be determined only after issuance of the New Preferred Stock, and there can be no assurance that they will be. GE will determine in its view whether the preferred OID rules are applicable to the New Preferred Stock, and if so, the amount and timing of such constructive distributions. In the event GE determines there is preferred OID, GE will publish that determination on its website within 60 days of the exchange. GE’s determination will be binding on you unless you explicitly disclose your contrary determination on a timely filed tax return for your taxable year that includes your acquisition of the New Preferred Stock. GE’s determination will not be binding on the IRS. Because a constructive distribution received by you would not give rise to any cash from which any applicable withholding tax could be satisfied, if backup withholding is required on your behalf because you fail to establish an exemption from backup withholding as discussed in “—Information Reporting and Backup Withholding,” any such backup withholding may be withheld from subsequent payments of cash on the New Preferred Stock.

Redemption or Disposition of the New Preferred Stock

Redemption of the New Preferred Stock will be a taxable event to you. Proceeds from the redemption will be taxed to you in the same manner as dividends as described under “—Dividends on the New Preferred Stock.” unless the redemption (i) results in a “complete termination” of your stock interest (under Section 302(b)(3) of the Code), (ii) results in a “substantially disproportionate” redemption of your stock interest (under Section 302(b)(2) of the Code) or (iii) is “not essentially equivalent to a dividend” with respect to you (under Section 302(b)(1) of the Code). In determining whether the redemption is subject to tax as a dividend, you must take into account not only the stock you actually own but the stock you constructively own within the meaning of Section 318 of the Code. For this purpose, you are deemed to own any shares of stock that are owned, or deemed owned, by certain related persons and entities, as well as any shares that you (or a related person or entity) have the right to acquire by exercise of an option. If you own none or only an insubstantial amount of GE’s voting stock (actually or constructively), a redemption of the New Preferred Stock should be considered “not essentially equivalent to a dividend,” although the matter is not entirely free from doubt given the absence of binding authority directly on point.

If redemption of the New Preferred Stock is not subject to tax as a dividend, the redemption will result in capital gain or loss to you, in an amount equal to the difference between the amount realized and your adjusted tax basis in the stock redeemed. Your amount realized will be the amount of cash received by you in the redemption (other than cash received with respect to declared dividends).

If you otherwise dispose of your shares of the New Preferred Stock in a taxable disposition, you will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received on such disposition and your adjusted tax basis in the shares disposed of.

If you are a non-corporate U.S. holder, long-term capital gain recognized by you is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments in the exchange offer and of dividends on the New Preferred Stock and proceeds of a sale or other taxable disposition of the New Preferred Stock, unless you are an exempt recipient. Backup withholding will apply to such payments if you fail to provide a taxpayer identification number or a certification of exempt status, or have been notified by the IRS that you are subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

Non-U.S. Holders

This subsection describes the U.S. federal income tax consequences to a Non-U.S. holder. A “Non-U.S. holder” is an individual, corporation, trust or estate that is a beneficial owner of Old Preferred Stock or New Preferred Stock and is not a U.S. holder.

U.S. Effectively Connected Income

For purposes of the discussion below, if you are a Non-U.S. holder, gain or dividend income pursuant to the exchange offer, dividends received by you on the New Preferred Stock (including any constructive dividend as a result of the preferred OID rules, as described above under “U.S. Holders—Preferred OID”) and your gain on the sale, exchange or other taxable disposition of the New Preferred Stock will be considered “U.S. effectively connected income” to you if such income is:

•	effectively connected with your conduct of a U.S. trade or business; and

•	if you are a treaty resident, attributable to a U.S. permanent establishment (or, if you are an individual, a fixed base) maintained by you in the United States.

Generally, U.S. effectively connected income is subject to U.S. federal income tax on a net-income basis at regular graduated U.S. federal income tax rates and will be taxed to you as if you were a U.S. person as described above under “U.S. Holders.” Moreover, if you are a corporate Non-U.S. holder, U.S. effectively connected income received by you may, under specific circumstances, be subject to an additional tax—the “branch profits tax”—at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

The Exchange Offer

Gain, if any, realized by you pursuant to the exchange offer attributable to the receipt of New Preferred Stock will generally not be subject to U.S. federal income or withholding tax to the extent that the New Preferred Stock is treated as received in exchange for your Old Preferred Stock.

To the extent that all or a portion of the cash received by you pursuant to the exchange offer is treated as payment for your Old Preferred Stock resulting in the recognition of capital gain, as discussed above under “U.S. Holders—The Exchange Offer,” your gain will not be subject to U.S. federal income or withholding tax, unless the gain is U.S. effectively connected income or, subject to certain exceptions, you are an individual who is present in the United States for 183 days or more in the taxable year in which the exchange occurs and meet certain other requirements. To the extent that all or a portion of the cash received by you pursuant to the exchange offer is treated as payment for your Old Preferred Stock and results in dividend income, as discussed above under “U.S. Holders—The Exchange Offer,” such dividend income will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty provided that you provide the certification described below under “—Dividends on the New Preferred Stock”), unless it is U.S. effectively connected income and you provide the certification described below under “—Dividends on the New Preferred Stock.” It would be prudent for you to expect the applicable withholding agent to withhold on all cash payments in connection with this exchange offer, unless your gain or income, if any, is U.S. effectively connected income.

To the extent that a portion of the New Preferred Stock or cash received by you is treated as received by you in exchange for your relinquishment of appraisal rights and waiver and release of state law claims, as discussed above under “U.S. Holders—The Exchange Offer,” receipt of such portion of the New Preferred Stock or cash will generally be income to you, which, although not entirely free from doubt, should generally have the same character as the gain or loss recognized by you in the Merger. Accordingly, assuming you were not subject to U.S. federal income or withholding tax on your gain from the Merger, any such income from receipt of such portion of the New Preferred Stock or cash should not be subject to U.S. federal income or withholding tax, unless the income is U.S. effectively connected income or, subject to certain exceptions, you are an individual who is present in the United States for 183 days or more in the taxable year in which you receive the New Preferred Stock and meet certain other requirements. You should obtain a copy of the certification that GE published on its website regarding the status of GECC and its successor as not being “United States real property holding corporations.”

Dividends on the New Preferred Stock

If you are a Non-U.S. holder of New Preferred Stock, dividends paid to you (including any constructive dividends as a result of the preferred OID rules, as described above under “U.S. Holders—Preferred OID”) out of GE’s current or accumulated earnings and profits generally will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty provided that you provide the certification described below). However, if such dividends are U.S. effectively connected income, they are not subject to withholding, provided that you provide the certification described below. To the extent that the amount of any distribution exceeds GE’s current and accumulated earnings and profits, the excess will not constitute dividends but will instead be treated first as a tax-free return of capital, to the extent of your adjusted basis in the New Preferred Stock (with a corresponding reduction in basis), and thereafter will be treated as gain from the disposition of the New Preferred Stock as described below, under “—Redemption or Disposition of the New Preferred Stock.” Because a constructive distribution received by you would not give rise to any cash from which any applicable withholding tax could be satisfied, such tax may be withheld from subsequent payments of cash on the New Preferred Stock.

If you are entitled to an exemption from withholding or a reduction in the rate of withholding, you must provide to the withholding agent, prior to payment of the affected dividends, a properly executed IRS form and must periodically update the information supplied on such form. In the case of a claimed exemption by reason of U.S. effectively connected income, the required form is IRS Form W-8ECI (or any successor form specified by the IRS). In the case of a claimed exemption from or reduction in the rate of withholding on the grounds of an applicable income tax treaty, the required form is IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form specified by the IRS). If you claim benefits under an applicable income tax treaty, you may also be required, in certain circumstances, to obtain and to provide to the withholding agent a U.S. taxpayer identifying number or a tax identifying number issued to you by your jurisdiction of tax residence. Also, applicable Treasury regulations require special procedures for payments through qualified intermediaries.

Redemption or Disposition of the New Preferred Stock

Except as described below, gain realized by you on the redemption or disposition of the New Preferred Stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is U.S. effectively connected income;

•	subject to certain exceptions, you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meet certain other requirements; or

•	GE is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the New Preferred Stock and your holding period for the New Preferred Stock unless any class of GE’s stock is regularly traded on an established securities market and you hold New Preferred Stock that has a value on the date of your acquisition of the New Preferred Stock of no more than 5% of the value of GE’s outstanding class of regularly traded stock with the lowest value on that date.

GE believes that GE has not been and is not currently a United States real property holding corporation, and GE does not anticipate becoming such an entity in the future. However, GE can give no assurances that GE will not become a United States real property holding corporation. Accordingly, you are urged to consult your tax advisor to determine the application of these rules to your disposition of the New Preferred Stock.

Additionally, any proceeds from the redemption of New Preferred Stock that are treated as dividends, as described under “U.S. Holders—Redemption or Disposition of the New Preferred Stock,” will be taxed to you as described under “—Dividends on the New Preferred Stock.”

Information Reporting Requirements and Backup Withholding

Information returns will be filed annually, on IRS Form 1042-S (“Foreign Person’s U.S. Source Income Subject to Withholding”), with the IRS and provided to you, stating the amount of dividends paid to you and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

Unless you comply with certification procedures to establish that you are not a United States person as defined under the Code, information returns may also be filed with the IRS in connection with the exchange offer and the proceeds from a sale or other disposition of the New Preferred Stock.

You may be subject to backup withholding on payments in the exchange offer or payments of dividends on the New Preferred Stock or on the proceeds from a sale or other disposition of New Preferred Stock unless you comply with certification procedures to establish that you are not a United States person or otherwise establish an exemption. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certifications requirements to avoid backup withholding as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

FATCA

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on the New Preferred Stock and, beginning in 2019, on the payment of proceeds of sales or redemptions of the New Preferred Stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies, which is typically evidenced by delivery of a properly executed IRS Form W-8BEN-E. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA on your investment in New Preferred Stock.

Fast-Pay Stock

The ownership of New Preferred Stock may be subject to special reporting rules if the New Preferred Stock is treated as “fast-pay stock.” Stock is considered fast-pay stock if it is structured so that dividends paid on the stock are economically a return of the holder’s investment instead of just a return on the investment. The determination is based on all the facts and circumstances at the time of the issuance of the stock. Under the applicable Treasury regulations, unless clearly demonstrated otherwise, the New Preferred Stock will be presumed to be fast-pay stock if the amount per share for which the New Preferred Stock is issued exceeds $1,000 (the amount at which the New Preferred Stock can be redeemed) by more than a de minimis amount of $12.50. It is not entirely clear how the amount for which the New Preferred Stock is issued should be determined for purposes of the fast-pay rules given the absence of any specific guidance, particularly where, as here, a single class of preferred stock will be issued in exchange for multiple classes of preferred stock. Such determination may depend on the value of the Old Preferred Stock or the New Preferred Stock at the time the exchange occurs, over which we have no control. Alternatively, the determination may be based on the value of the Old Preferred Stock at the time of the commencement of the exchange offer when the terms of the New Preferred Stock were fixed. There are different methods for determining the value of the Old Preferred Stock or the New Preferred Stock that may be acceptable for this purpose, such as, for example, the average price of reported trades or the price of the last reported trade on a particular date. In addition, although GE believes that it did not structure the terms of the New Preferred Stock so that dividends will be economically a return of a holder’s investment, it is not clear how and when a taxpayer would clearly demonstrate under the Treasury regulations that the New Preferred Stock should not be treated as fast-pay stock if the amount for which the New Preferred Stock is issued exceeds, by more than a de minimis amount, the amount at which the New Preferred Stock can be redeemed. In the event that GE determines to file disclosure statements with the IRS disclosing the possibility that the New Preferred Stock may be treated as fast-pay stock, GE will publish that determination on its website within 60 days of the exchange.

If the New Preferred Stock is considered fast-pay stock, the ownership of the New Preferred Stock will be treated as a “listed transaction” and beneficial owners of New Preferred Stock must report their ownership of the New Preferred Stock on IRS Form 8886 on an annual basis with their U.S. federal income tax returns and mail a copy of that form to the IRS Office of Tax Shelter Analysis. Failure to comply with these disclosure requirements may result in onerous penalties.

You are urged to consult your tax advisor regarding the potential application of the fast-pay stock rules to the New Preferred Stock.

This summary of material U.S. federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

NOTICES TO CERTAIN NON-U.S. HOLDERS

General

No action has been or will be taken in any jurisdiction that would permit a public offering of the New Preferred Stock or the possession, circulation or distribution of this prospectus or any material relating to us, the Old Preferred Stock or the New Preferred Stock in any jurisdiction where action for that purpose is required. Accordingly, the New Preferred Stock included in the exchange offer may not be offered, sold or exchanged, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the exchange offer may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

This prospectus does not constitute an offer to buy or sell or a solicitation of an offer to buy or sell either Old Preferred Stock or New Preferred Stock in any jurisdiction in which, or to or from any person to or from whom it is unlawful to make such offer or solicitation under applicable securities laws or otherwise. The distribution of this prospectus in certain jurisdictions (including, but not limited to, Australia, Belgium, Canada, the European Economic Area, France, Israel, Italy, Poland, Switzerland and the United Kingdom) may be restricted by law. Persons into whose possession this prospectus comes are required by us, the dealer manager and the exchange agent to inform themselves about, and to observe, any such restrictions. In those jurisdictions where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer and the dealer manager or any of its affiliates is a licensed broker or dealer in any such jurisdiction, that exchange offer shall be deemed to be made by the dealer manager or such affiliate (as the case may be) on our behalf in such jurisdiction.

Australia

No prospectus or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the exchange offer. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of shares of New Preferred Stock may only be made to persons who are (1) ‘sophisticated investors’ (within the meaning of section 708(8) of the Corporations Act) or ‘professional investors’ (within the meaning of section 708(11) of the Corporations Act) so that it is lawful to offer shares of New Preferred Stock without disclosure to investors under Chapter 6D of the Corporations Act, and (2) ‘wholesale clients’ (within the meaning of section 761G of the Corporations Act).

In addition, shares of New Preferred Stock must not be offered for sale in Australia in the period of 12 months after the date of allotment under the exchange offer, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring New Preferred Stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Belgium

Neither this prospectus nor any other documents or materials relating to the exchange offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority

(Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the exchange offer may not be made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the exchange offer may not be advertised and the exchange offer will not be extended, and neither this prospectus nor any other documents or materials relating to the exchange offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” as referred to in Article 6, §3 of the Belgian Takeover Law and as defined in Article 10 of the Belgian law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the exchange offer. Accordingly, the information contained in this prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each a “Relevant Member State”), an offer of the New Preferred Stock to the public may not be made in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities referred to in (a) to (c) above shall require us or any dealer manager or the exchange agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in such Relevant Member State and an “offer of securities to the public” in relation to the New Preferred Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

France

The prospectus has not been prepared in the context of a public offering (offre au public) of financial securities in the Republic of France (“France”) within the meaning of Article L.411-1 of the French Code Monétaire et Financier and therefore the prospectus and any offering materials have not been and will not be submitted for clearance to, nor approved by, the French Autorité des Marchés Financiers. Consequently, neither this prospectus nor any other document or material relating to the exchange offer has been or shall be distributed to the public in France and only: (a) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier are eligible to participate in the exchange offer.

Israel

This prospectus is subject to the federal securities laws of the United States and was not prepared in accordance with the Israeli Securities Law, 1968. Without derogating from the generality of the foregoing,

General Electric Company did not seek and did not obtain a permit from the Israeli Securities Authority for the publication of this prospectus, and it may not be circulated in the State of Israel, other than to ‘Accredited Investors’ as defined in the Israeli Securities Law, 1968.

Italy

The exchange offer is not being made, nor will any exchange offer be made, directly or indirectly, in or into the Republic of Italy (“Italy”) as a public offer (as defined in article 1, paragraph 1, letter v) of the Legislative Decree no. 58 of February 24, 1998). The exchange offer, this prospectus and any other documents or materials relating to the exchange offer have not been and will not be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Accordingly, holders of the Old Preferred Stock located in Italy are notified that the exchange offer is not addressed to them, and this prospectus and any other offering material relating to the exchange offer or the Old Preferred Stock or the New Preferred Stock may not be distributed or otherwise made available to them, as part of the exchange offer.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Preferred Stock or the exchange offer.

Poland

No permit has been obtained from the Polish Financial Supervisory Authority (the “PFSA”) in relation to the issue of the New Preferred Stock nor has the issue of the New Preferred Stock been notified to the PFSA in accordance with applicable procedures. Accordingly, the New Preferred Stock may not be publicly offered in the Republic of Poland as defined in the Polish Act on Public Offerings, the Conditions Governing the Introduction of Financial Instruments to Organized Trading System and Public Companies dated July 20, 2005 (as amended) as a communication made in any form and by any means, directed at 150 or more people or at any unnamed addressee containing information on the securities and the term of their acquisition sufficient to enable an investor to decide on the exchange offer.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the New Preferred Stock described herein. The New Preferred Stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the New Preferred Stock constitutes a prospectus as such term is understood pursuant to article 652a of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus nor any other offering or marketing material relating to the New Preferred Stock may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

The communication of this prospectus and any other documents or materials relating to the exchange offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to the general public in the United Kingdom. The communication of this prospectus and any other documents and/or materials in relation thereto is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or within Article 43 of the Order, or to other persons to whom it may otherwise lawfully made under the Order.

LEGAL MATTERS

The validity of the New Preferred Stock will be passed upon for GE by Weil, Gotshal & Manges LLP, New York, New York. Certain legal matters will be passed upon for the dealer manager by Davis Polk & Wardwell LLP, New York, New York. In addition, certain legal matters will be passed upon for GE by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

The consolidated financial statements of GE as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, as updated by GE’s Current Reports on Form 8-K, filed on May 8, 2015 and August 7, 2015, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, dated February 27, 2015, except for the effects of the dispositions described in Note 30, which is as of August 7, 2015 incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The exchange agent for the exchange offer is:

The letter of transmittal and any other required documents should be sent or delivered by each stockholder or broker, dealer, commercial bank, trust company or other nominee to the exchange agent, Computershare Trust Company, N.A., at one of its addresses set forth in the letter of transmittal. Any letters of transmittal or notices of withdrawal may be sent by the registered holder the exchange agent by facsimile transmission at (617) 360-6810, and the receipt of such facsimile transmission may be confirmed at (781) 575-2332.

Questions or requests for assistance should be directed to the information agent at the addresses and telephone numbers listed below. Additional copies of this prospectus and the letter of transmittal may be obtained from the information agent. A stockholder may also contact brokers, dealers, commercial banks, trust companies or similar institutions for assistance concerning the exchange offer.

The information agent for the exchange offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (800) 676-0098

Non U.S. Shareholders: (781) 575-2137

Or Contact via E-mail at:

GEOffer@georgeson.com

The dealer manager for the exchange offer is:

BofA Merrill Lynch

Attention: Debt Advisory

214 North Tryon Street, 21st Floor

Charlotte, North Carolina 28255

United States

Collect: (980) 388-4813

Toll-Free: (888) 292-0070